EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

by and among

US FT PARENT, INC.

F.T. ISRAELI MERGERCO LTD.

and

FUNDTECH LTD.

Dated as of September 16, 2011

The Merger Agreement has been provided solely to inform investors of its terms. The representations, warranties and covenants contained in the Merger Agreement were made only for the purposes of such agreement and as of specific dates, were made solely for the benefit of the parties to the Merger Agreement and may be intended not as statements of fact, but rather as a way of allocating risk to one of the parties if those statements prove to be inaccurate. In addition, such representations, warranties and covenants may have been qualified by certain disclosures not reflected in the text of the Merger Agreement and may apply standards of materiality in a way that is different from what may be viewed as material by shareholders of, or other investors in, the Company. The Company’s shareholders and other investors are not third-party beneficiaries under the Merger Agreement and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or conditions of the Company, Parent, Merger Sub or any of their respective subsidiaries or affiliates.

i

ARTICLE IV REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB		34
4.1	Organization, Standing and Power	34
4.2	Merger Sub	34
4.3	Authority; Execution and Delivery; Enforceability	34
4.4	No Conflicts; Consents	35
4.5	Litigation	36
4.6	Brokers	36
4.7	Vote Required	36
4.8	Financing	36
4.9	Solvency	37
4.10	Guaranty	37
4.11	No Additional Representations and Warranties	38

ARTICLE V COVENANTS RELATING TO CONDUCT OF BUSINESS		38
5.1	Conduct of Business by the Company	38

ARTICLE VI ADDITIONAL AGREEMENTS		41
6.1	Proxy Statement; Company Shareholders Meeting; Other Filings	41
6.2	Notification	42
6.3	Israeli Approvals	42
6.4	Merger Proposal	44
6.5	Confidentiality; Access to Information	45
6.6	Non-Solicitation by the Company	46
6.7	Reasonable Best Efforts	48
6.8	Public Disclosure	50
6.9	Takeover Laws	50
6.10	Indemnification	50
6.11	Employee Matters	51
6.12	Shareholder Litigation	53
6.13	Financing	53
6.14	Financing Cooperation	55
6.15	Transition Committee	56
6.16	Payment of Termination Fee	56

ARTICLE VII CONDITIONS TO THE MERGER		57
7.1	Conditions to Obligations of Each Party to Effect the Merger	57
7.2	Additional Conditions to the Obligations of the Company	57
7.3	Additional Conditions to the Obligations of Parent and Merger Sub	58

ARTICLE VIII TERMINATION		59
8.1	Termination	59
8.2	Notice of Termination; Effect of Termination	61
8.3	Fees and Expenses	62

ARTICLE IX GENERAL PROVISIONS 64
9.1	Non-Survival of Representations and Warranties	64

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9.2	Notices	64
9.3	Construction	66
9.4	Headings; Table of Contents	66
9.5	Mutual Drafting	66
9.6	Disclosure Schedules	67
9.7	Counterparts; Facsimile and Electronic Signatures	67
9.8	Entire Agreement; Third Party Beneficiaries	67
9.9	Amendment	68
9.10	Severability	68
9.11	Remedies; Specific Performance	68
9.12	Maximum Recourse; Limitation on Liability.	70
9.13	Assignment	72
9.14	Applicable Law	72
9.15	CONSENT TO JURISDICTION AND SERVICE OF PROCESS	73
9.16	WAIVER OF JURY TRIAL	73

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AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (this “Agreement”) is made and entered into as of September 15, 2011 by and among US FT Parent, Inc., a Delaware corporation (“Parent”), F.T. Israeli Mergerco Ltd., a company organized under the laws of the State of Israel and a wholly-owned indirect subsidiary of Parent (“Merger Sub”), and Fundtech Ltd., a company organized under the laws of the State of Israel (the “Company”).  Capitalized terms in this Agreement shall have the meanings ascribed to them as provided in Section 1.1.

WITNESSETH:

WHEREAS, the Boards of Directors of Parent, Merger Sub and the Company have each determined that it is in the best interests of their respective shareholders or stockholders, as applicable, for Parent and the Company to enter into a business combination transaction upon the terms and subject to the conditions of this Agreement whereby Merger Sub will merge (such merger, the “Merger”) with and into the Company in accordance with Sections 314-327 of the Companies Law 5759−1999 of the State of Israel (together with the regulations promulgated thereunder, the “Israeli Companies Law”), and, upon the effectiveness of the Merger, Merger Sub will cease to exist, the Company as the surviving corporation in the Merger will become a wholly-owned Subsidiary of Parent, and each outstanding Company Share will be converted into the right to receive $23.33 in cash, in each case all in accordance with the terms of this Agreement and the Israeli Companies Law;

WHEREAS, simultaneously with the execution and delivery of this Agreement, that certain Agreement and Plan of Merger and Reorganization, dated as of June 26, 2011, by and among S1 Corporation, Finland Holdings (2011) Ltd. and the Company (the “S1 Merger Agreement”) has been terminated in accordance with its terms, and Parent (on behalf of the Company) is paying in full the Company Termination Fee (as defined in the S1 Merger Agreement) of $11.9 million to S1 Corporation pursuant to Section 8.3 of the S1 Merger Agreement (the “S1 Termination Fee”);

WHEREAS, concurrently with the execution of this Agreement, and as a condition and inducement to the Company’s willingness to enter into this Agreement, GTCR Fund X/A LP (the “Guarantor”) is entering into a limited guaranty in favor of the Company (the “Guaranty”) pursuant to which the Guarantor has guaranteed the Guaranteed Obligations (as defined therein);

WHEREAS, the Board of Directors of the Company: (i) determined that this Agreement, the Merger and the other transactions contemplated by this Agreement are fair to, and in the best interests of, the Company and its shareholders and that, considering the financial position of the merging companies, no reasonable concern exists that the Surviving Corporation will be unable to fulfill the obligations of the Company to its creditors existing as of immediately prior to the Effective Time; (ii) approved this Agreement, the Merger and the other transactions contemplated by this Agreement; and (iii) determined to recommend that the shareholders of the Company approve this Agreement, the Merger and the other transactions contemplated by this Agreement;

WHEREAS, the Board of Directors of Parent has: (i) determined that this Agreement, the Merger and the other transactions contemplated by this Agreement are fair to, and in the best interests of, Parent and its stockholders and that, considering the financial position of the merging companies, no reasonable concern exists that the Surviving Corporation will be unable to fulfill the obligations of Parent or Merger Sub to its respective creditors existing as of immediately prior to the Effective Time; and (ii) approved this Agreement, the Merger and the other transactions contemplated by this Agreement;

WHEREAS, the Board of Directors of Merger Sub has by unanimous written consent: (i) determined that this Agreement, the Merger and the other transactions contemplated by this Agreement are fair to, and in the best interests of, Merger Sub and its shareholder and that, considering the financial position of the merging companies, no reasonable concern exists that the Surviving Corporation will be unable to fulfill the obligations of Merger Sub to its creditors existing as of immediately prior to the Effective Time; (ii) approved this Agreement, the Merger and the other transactions contemplated by this Agreement; and (iii) determined to recommend that the shareholder of Merger Sub approve the Merger and the other transactions contemplated by this Agreement; and

WHEREAS, concurrently with the execution and delivery of this Agreement, as a condition and inducement to Parent’s willingness to enter into this Agreement, Parent is entering into a voting agreement with a shareholder of the Company (the “Voting Agreement”) pursuant to which, among other things, such shareholder has agreed, subject to the terms and conditions therein, to vote with respect to all Company Shares owned by such shareholder in favor of approval of this Agreement and the transactions contemplated hereby.

NOW, THEREFORE, in consideration of the foregoing premises, the mutual covenants, promises and representations set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:

ARTICLE I

DEFINITIONS

1.1           Certain Defined Terms.  As used in this Agreement, the following terms have the meanings specified in this Section 1.1.

“102 Trustee” shall mean Yardeni Gelfand Trustees (2000) Ltd. who has been nominated by the Company to serve as trustee for the purpose of Section 102 of the Ordinance.

“Affiliate” shall have the meaning set forth in Rule 12b-2 of the Exchange Act.

“Agreement” shall have the meaning set forth in the Preamble.

“Antitrust Laws” means any antitrust, competition or trade regulatory Law of any Governmental Entity.

“Blue Sky Laws” shall have the meaning set forth in Section 3.5(b).

“Business Day” means any day other than a Saturday, Sunday or other day on which the banks in New York or Israel are authorized by Law or executive order to be closed; provided, however, that, for the avoidance of doubt, any Friday shall be a Business Day unless (x) a filing under this Agreement is to be made with, or a document received from, any Governmental Entity in Israel on a day that is a Friday, (y) any payment is to be made or received involving a bank in Israel on a day that is a Friday or (z) a Friday shall be a day on which the banks in New York or Israel are authorized by Law or executive order to be closed, then in each such case such Friday shall not be considered a “Business Day” for purposes of this Agreement.

“Certificate” shall have the meaning set forth in Section 2.4(c).

“Closing” shall have the meaning set forth in Section 2.2.

“Closing Date” shall have the meaning set forth in Section 2.2.

“Code” shall have the meaning set forth in Section 2.4(f).

“Companies Registrar” means the Registrar of Companies of the State of Israel.

“Company” shall have the meaning set forth in the Preamble.

“Company 102 Securities” shall have the meaning set forth in Section 6.3(d).

“Company Acquisition Proposal” means any offer, proposal or indication of interest received from a third party (other than a party to this Agreement) providing for any Company Acquisition Transaction, including any renewal or revision to such a previously made offer, proposal or indication of interest.

“Company Acquisition Transaction” means any transaction or series of transactions involving:  (a) any merger, consolidation, share exchange, recapitalization, business combination or similar transaction involving the Company or any of its Subsidiaries; (b) any direct or indirect acquisition of securities, tender offer, exchange offer or other similar transaction in which a person or “group” (as defined in the Exchange Act) of persons directly or indirectly acquires beneficial or record ownership of securities representing twenty percent (20%) or more of the outstanding Company Shares; (c) any direct or indirect acquisition of any business or businesses or of assets that constitute or account for twenty percent (20%) or more of the consolidated net revenues, net income or assets of the Company and its Subsidiaries, taken as a whole (based on the fair market value thereof); (d) any liquidation or dissolution of the Company or any material Subsidiary of the Company; or (e) any combination of the foregoing (in each case, other than the Merger).

“Company Cash” shall mean the sum of:

(a)         cash and cash equivalents of the Company and its Subsidiaries, wherever located and regardless of currency (with foreign currency translated to U.S. dollars at the then-current exchange rates); provided, however, that any cash equivalents or amounts held in investment accounts shall be counted toward Company Cash at the liquidation value thereof and only to the extent such amounts are readily convertible into cash (wherever located and regardless of currency); plus

(b)         transaction fees and expenses and other payments up to $11,000,000, as set forth on Section 1.1 of the Company Disclosure Schedule, paid by the Company in connection with the transactions contemplated by this Agreement or the S1 Merger Agreement and paid after the date hereof and prior to the Closing.

“Company Change of Recommendation” shall have the meaning set forth in Section 6.6(d).

“Company Charter Documents” shall have the meaning set forth in Section 3.1.

“Company D&O Policy” shall have the meaning set forth in Section 6.10(b).

“Company Disclosure Schedule” means the disclosure schedule delivered by the Company to Parent prior to the Determination Date.

“Company Employee” means any current, former or retired employee, officer or director of the Company or any of its Subsidiaries.

“Company Employee Plans” shall have the meaning set forth in Section 3.13.

“Company Employment Agreements” shall have the meaning set forth in Section 3.13.

“Company ERISA Affiliate” shall have the meaning set forth in Section 3.14(a).

“Company Intellectual Property” means all Intellectual Property owned by the Company or any of its Subsidiaries.

“Company International Employee Plan” shall have the meaning set forth in Section 3.13.

“Company Liability Cap” shall have the meaning set forth in Section 9.12(a).

“Company Material Adverse Effect” means, with respect to the Company, any event, change, effect, development, condition or occurrence that (I) is materially adverse on or with respect to the business, financial condition or continuing results of operations of the Company and its Subsidiaries, taken as a whole, other than any event, change, effect, development, condition or occurrence: (a) in or generally affecting the economy or the financial, commodities or securities markets in the United States, Israel or elsewhere in the world or the industry or industries in which the Company or its Subsidiaries operate generally, or (b) resulting from or arising out of (i) the pendency or announcement of or compliance with this Agreement or the transactions contemplated hereby, (ii) the pendency or announcement of the S1 Merger Agreement or the transactions contemplated thereby, (iii) any departure or termination of any officers, directors, employees or independent contractors of the Company or any of its Subsidiaries, (iv) any changes in GAAP, Law or accounting standards or interpretations thereof, (v) any natural disasters or weather-related or other force majeure event, (vi) any changes in national or international political conditions, including any engagement in hostilities, whether or not pursuant to the declaration of a national emergency or war, the outbreak or escalation of hostilities or acts of war, sabotage or terrorism, (vii) the failure of the Company to meet any internal or published projections, forecasts or revenue or earnings predictions (it being understood that the facts or occurrences giving rise or contributing to such failure may be deemed to constitute, or be taken into account in determining whether there has been or would reasonably be expected to be, a Company Material Adverse Effect), (viii) any change in the market price or trading volume of the Company’s securities (it being understood that the facts or occurrences giving rise or contributing to such change may be deemed to constitute, or be taken into account in determining whether there has been or would reasonably be expected to be, a Company Material Adverse Effect), or (ix) any action, suit or other legal proceeding brought by shareholders of the Company arising from or relating to the Merger or the transactions contemplated by this Agreement, to the extent, in each of clauses (a) and (b)(iv), that such event, change, effect, development, condition or occurrence does not affect the Company and its Subsidiaries, taken as a whole, in a materially disproportionate manner relative to other participants in the business, industries and geographic region or territory in which the Company  and its Subsidiaries operate; or (II) would prevent or materially delay the Company from consummating the transactions contemplated by this Agreement or otherwise prevent or materially delay the Company from performing its obligations under this Agreement.

“Company Material Contracts” shall have the meaning set forth in Section 3.8(a).

“Company Parties” shall have the meaning set forth in Section 9.12(a).

“Company Pension Plans” shall have the meaning set forth in Section 3.14(a).

“Company Recommendation” shall have the meaning set forth in Section 3.3(b).

“Company SEC Documents” shall have the meaning set forth in the preamble to Article III.

“Company Shareholder Approval” shall have the meaning set forth in Section 3.20.

“Company Shareholders Meeting” shall have the meaning set forth in Section 6.1(b).

“Company Shares” shall have the meaning set forth in Section 2.3(a).

“Company Software Products” means all Software products developed and owned by the Company or any of its Subsidiaries that are (i) offered for license by the Company or its Subsidiaries, or (ii) used in the conduct of their respective businesses.

“Company Stock Option” shall have the meaning set forth in Section 2.6(a).

“Company Superior Offer” means a bona fide written Company Acquisition Proposal (for purposes of this definition, replacing all references in such definition to twenty percent (20%) with fifty percent (50%)) that the Board of Directors of the Company or any committee thereof determines, in good faith, after consultation with outside legal counsel and a financial advisor (i) is on terms that are more favorable from a financial point of view to the Company’s shareholders than the Merger and the transactions contemplated by this Agreement (including any proposal by Parent to amend the terms of this Agreement) after taking into account all of the terms and conditions of such proposal and (ii) is likely to be completed (without material modification of its terms), in each of the cases of clause (i) and (ii) taking into account all financial, regulatory, legal and other aspects of such Company Acquisition Proposal (including the timing and likelihood of consummation thereof) and the payment, if any, of the Company Termination Fee and the Parent Reimbursement Fee.

“Company Systems” shall have the meaning set forth in Section 3.9(f).

“Company Termination Fee” means a fee payable by the Company in the amount of $17.6 million.

“Consideration Fund” shall have the meaning set forth in Section 2.4(b).

“Contract” shall have the meaning set forth in Section 3.5(a).

“Debt Commitment Letters” shall have the meaning set forth in Section 4.8(a).

“Debt Financing” shall have the meaning set forth in Section 4.8(a).

“Determination Date” shall mean September 14, 2011.

“DOJ” means the United States Department of Justice.

“Effective Time” shall have the meaning set forth in Section 2.2.

“Environmental Claim” means any administrative, regulatory or judicial actions, suits, orders, demands, directives, claims, liens, investigations, proceedings or written or oral notices of noncompliance, violation, liability or obligation, by or from any Person alleging liability of whatever kind or nature arising out of, based on or resulting from (i) the presence or Release of, or exposure to, any Hazardous Materials at any location; or (ii) any Environmental Law or any permit issued pursuant to any Environmental Law.

“Environmental Laws” means any and all Laws which (i) regulate or relate to the protection or clean up of the environment; the use, treatment, storage, transportation, handling, disposal or release of Hazardous Materials, the preservation or protection of waterways, groundwater, drinking water, air, wildlife, plants or other natural resources; or the health and safety of persons or property, including protection of the health and safety of employees; or (ii) impose liability or responsibility with respect to any of the foregoing.

“Equity Commitment Letter” shall have the meaning set forth in Section 4.8(a).

“Equity Financing” shall have the meaning set forth in Section 4.8(a).

“ERISA” means the United States Employee Retirement Income Security Act of 1974.

“Exchange Act” means the United States Securities Exchange Act of 1934.

“Exempted Shareholder” shall have the meaning set forth in Section 6.3(b).

“Financing” shall have the meaning set forth in Section 4.8(a).

“Financing Agreements” shall have the meaning set forth in Section 6.13(c).

“Financing Commitments” shall have the meaning set forth in Section 4.8(a).

“FTC” means the United States Federal Trade Commission.

“GAAP” means United States generally accepted accounting principles.

“Governmental Entity” means any United States federal, state of the United States or foreign governmental or regulatory agency, commission, court, body, entity or authority.

“Grants” shall have the meaning set forth in Section 3.22.

“Guarantor” shall have the meaning set forth in the Preamble.

“Guaranty” shall have the meaning set forth in the Preamble.

“Hazardous Materials” means any pollutant, chemical, substance and any toxic, infectious, carcinogenic, reactive, corrosive, ignitable or flammable chemical, or chemical compound, or hazardous substance, material or waste, whether solid, liquid or gas, that is subject to regulation, control or remediation under any Environmental Laws, including any quantity of asbestos in any form, urea formaldehyde, PCBs, radon gas, crude oil or any fraction thereof, all forms of natural gas, petroleum products or by−products or derivatives.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

 “Insured Parties” shall have the meaning set forth in Section 6.10(b).

“Intellectual Property” means any and all intellectual property or proprietary rights throughout the world, including all (i) trademarks, service marks, trade names, Internet domain names, web sites, trade dress, logos, slogans, company names and other indicia of source (including any goodwill associated with each of the foregoing) and all registrations and applications for registration of the foregoing; (ii) inventions (whether or not patentable or reduced to practice), patents and industrial designs, patent applications, patent disclosures and related know how and all continuations, continuations-in-part, revisions, divisionals, extensions and reexaminations in connection therewith; (iii) works of authorship (whether or not copyrightable), copyrights, copyrightable works, moral rights, and mask works and all registrations and applications for registration of the foregoing; (iv) Software; (v) trade secrets, know-how, technology, processes, designs, algorithms, methods, formulae, and other confidential and proprietary information (including technical data, customer and supplier lists, pricing and cost information, and business and marketing plans); and (vi) all rights to sue or recover and retain damages and costs and attorneys’ fees for past, present and future infringement or misappropriation of any of the foregoing.

“Investment Center” means the Israeli Investment Center of the Israeli Ministry of Trade & Industry.

“IRS” means the United States Internal Revenue Service.

“Israeli Companies Law” shall have the meaning set forth in the Preamble.

 “Israeli Securities Law” means the Israeli Securities Law, 5728-1968.

“Knowledge” means with respect to a party hereto, with respect to any matter in question, the actual knowledge of the chief executive officer, the president, the chief financial officer or the general counsel of such party.

“Law” means any statute, law (including common law), ordinance, rule or regulation or any judgment, decree, injunction or other order.

“Liens” shall have the meaning set forth in Section 3.2(a).

“Marketing Period” shall mean the first period of 20 consecutive Business Days commencing on the date after the later of (a) the first date on which Parent has received the Required Information (it being understood that once all Required Information has first been provided, subsequent requests for Required Information pursuant to clause (d) of the definition thereof shall not be deemed to result in the Required Information not having been provided at any time for purposes of this definition) or (b) the date on which the condition set forth in Section 7.1(a) has been satisfied; provided, that (i) the Marketing Period shall end on any earlier date that is the date on which the Debt Financing is obtained or is available as evidenced by the execution and delivery by all parties thereto of definitive debt and related transaction documents, (ii) if the Marketing Period has not ended on or prior to December 23, 2011, the Marketing Period shall commence no earlier than January 4, 2012, (iii) if the Required Information contains any incorrect information of a material nature as of the date of delivery (without including forward-looking information of the type set forth in clause (i) of Section 6.14(b)), then the Marketing Period shall not be deemed to have commenced until the Required Information is revised such that it does not contain any such incorrect information (without including forward-looking information of the type set forth in clause (i) of Section 6.14(b)), and (iv) the Marketing Period shall not be deemed to have commenced if, prior to the completion of the Marketing Period:

(a)         Brightman Almagor Zohar & Co. shall have withdrawn its audit opinion with respect to any financial statements contained in the Company’s Annual Report on Form 20-F for the year ended December 31, 2010, in which case the Marketing Period shall not be deemed to commence unless and until, at the earliest, a new unqualified audit opinion is issued with respect to the consolidated financial statements of the Company for the applicable period by Brightman Almagor Zohar & Co. or another independent public accounting firm reasonably acceptable to Parent;

(b)         the Company issues a public statement indicating its intent to restate any historical financial statements of the Company or that any such restatement is under consideration or may be a possibility, in which case the Marketing Period shall not be deemed to commence unless and until, at the earliest, such restatement has been completed and the relevant Company SEC Document or Company SEC Documents have been amended or the Company has announced that it has concluded that no restatement shall be required in accordance with GAAP; or

(c)         the Company shall have been delinquent in filing any Annual Report on Form 20-F, in which case the Marketing Period will not be deemed to commence unless and until, at the earliest, all such delinquencies have been cured.

 “Merger” shall have the meaning set forth in the Preamble.

“Merger Certificate” shall have the meaning set forth in Section 2.2.

“Merger Consideration” shall have the meaning set forth in Section 2.3(a).

“Merger Proposal” shall have the meaning set forth in Section 6.4.

“Merger Sub” shall have the meaning set forth in the Preamble.

“Merger Sub Shareholder Meeting” shall have the meaning set forth in Section 6.4.

“Nasdaq” shall mean the Nasdaq Stock Market.

“NIS” means the New Israeli Shekel.

“Non-Disclosure Agreement” shall have the meaning set forth in Section 6.5.

“OCS” means the office of the Chief Scientist of the Israeli Ministry of Trade & Industry.

“Open Source Software” means any software that is generally available to the public in source code form under licenses substantially similar to those approved by the Open Source Initiative and listed at http://www.opensource.org/licenses, which licenses include the GNU General Public License (GPL), the GNU Library or Lesser General Public License (LGPL); or under any other license that purports to require one to (i) require, or condition the use, license or distribution of any software on, the disclosure, licensing or distribution of any source code and/or (ii) permit any licensee of any software to modify any source code relating to such software.

“Ordinance” means the Israeli Income Tax Ordinance [New Version], 1961.

“Other Filings” shall have the meaning set forth in Section 6.1(c).

“Parent” shall have the meaning set forth in the Preamble.

“Parent Certificate” shall have the meaning set forth in Section 4.1.

“Parent Charter Documents” shall have the meaning set forth in Section 4.1.

“Parent Material Adverse Effect” means any event, change, effect, development, condition or occurrence that would prevent or materially delay Parent from consummating the transactions contemplated by this Agreement or otherwise prevent or materially delay Parent from performing its obligations under this Agreement.

“Parent Parties” shall have the meaning set forth in Section 9.12(b).

“Parent Reimbursement Fee” shall have the meaning set forth in Section 8.3(c).

“Parent Termination Fee” means a fee payable by Parent in the amount of $75.0 million.

“Paying Agent” shall have the meaning set forth in Section 2.4(a).

“Permitted Lien” means any Lien (a) for Taxes or governmental assessments, charges or claims of payment not yet due, being contested in good faith or for which adequate accruals or reserves have been established; (b) which is a carriers’, warehousemen’s, mechanics’, materialmen’s, repairmen’s or other similar lien arising in the ordinary course of business consistent with past practice; (c) arising from licenses of or other grants of rights to use Intellectual Property not incurred in connection with the borrowing of money; or (d) which does not and would not reasonably be expected to materially impair the continued use of any owned real property or leased real property.

“Person” means an individual, corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any limited liability company or joint stock company), firm or other enterprise, association, organization, Governmental Entity or other legal entity.

“Post-Merger Employees” shall have the meaning set forth in Section 6.11(a).

“Proxy Statement” shall have the meaning set forth in Section 6.1(a).

“Related Person” means, with respect to any party, an employee, officer, director, holder of more than five percent (5%) of the equity securities of such party, partner or member of such party or of any of such party’s Subsidiaries and any member of his or her immediate family or any of their respective Affiliates.

“Release” means any actual or threatened release, spill, emission, leaking, dumping, injection, pouring, deposit, disposal, discharge, dispersal, leaching or migration into or through the environment (including ambient air, surface water, groundwater, land surface or subsurface strata).

“Representatives” of any Person shall mean such Person’s accountants, consultants, legal counsel, financial advisors and agents and other representatives.

“Required Information” shall have the meaning set forth in Section 6.14(a).

“Residence Certificate” shall have the meaning set forth in Section 2.4(c).

“SEC” means the United States Securities and Exchange Commission.

“Section 102 Ruling” shall have the meaning set forth in Section 6.3(d).

 “Securities Act” means the United States Securities Act of 1933.

“Significant Company Subsidiary” means any Subsidiary of the Company that constitutes a significant Subsidiary within the meaning of Rule 1-02 of Regulation S-X of the SEC.

“Software” means any and all (i) computer programs, including any and all software implementations of algorithms, models and methodologies, and all software development tools, whether in source code or object code; (ii) databases and compilations, including any and all data and collections of data, whether machine readable or otherwise; (iii) descriptions, schematics, flow-charts and other work product used to design, plan, organize and develop any of the foregoing; and (iv) documentation, manuals, specifications and training materials relating to the foregoing.

“Subsidiary” of any Person shall mean any corporation, partnership, limited liability company, joint venture, trust, association, unincorporated organization or other legal entity of any kind of which such Person (either alone or through or together with one or more of it Subsidiaries) (a) owns, directly or indirectly, fifty percent (50%) or more of the capital stock or other equity interests, the holders of which are (i) generally entitled to vote for the election of the board of directors or other governing body of such legal entity or (ii) generally entitled to share in the profits or capital of such legal entity or (b) otherwise owns, directly or indirectly, an amount of voting securities sufficient to elect at least a majority of the board of directors or other governing body of such legal entity.

“Surviving Corporation” shall have the meaning set forth in Section 2.1.

“S1 Merger Agreement” shall have the meaning set forth in the Preamble.

“S1 Termination Fee” shall have the meaning set forth in the Preamble.

“TASE” means the Tel-Aviv Stock Exchange.

“Tax Return” means all federal, state, local, provincial and non-United States Tax returns, declarations, statements, reports, schedules, forms and information returns and any amended Tax return relating to Taxes.

“Taxes” means taxes, governmental fees or like assessments or charges, whenever created or imposed, and whether of the United States, Israel or elsewhere, and whether imposed by a local, municipal, governmental, state, non-United States, federal or other Governmental Entity, including all interest, penalties and additions imposed with respect to such amounts.

“Termination Date” shall have the meaning set forth in Section 8.1(b).

“Transition Committee” shall have the meaning set forth in Section 6.15.

“Uncertificated Shares” shall have the meaning set forth in Section 2.4(c).

“Voting Agreement” shall have the meaning set forth in the Preamble.

“Voting Company Debt” shall have the meaning set forth in Section 3.4(a).

“Withholding Ruling” shall have the meaning set forth in Section 6.3(b).

ARTICLE II

PLAN OF MERGER

2.1           The Merger.  Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the Israeli Companies Law, at the Effective Time, Merger Sub (as the target company (Chevrat Yaad) in the Merger) shall be merged with and into the Company (as the absorbing company (Chevra Koletet) in the Merger).  The Merger shall have the effects as set forth in this Agreement and in the applicable provisions of the Israeli Companies Law and as a result of the Merger, the separate corporate existence of Merger Sub shall cease and the Company shall continue as the Surviving Corporation (the “Surviving Corporation”) and shall (a) become a wholly-owned indirect Subsidiary of Parent, (b) be governed by the Laws of the State of Israel, (c) maintain a registered office in the State of Israel, and (d) succeed to and assume all of the rights, properties and obligations of Merger Sub and the Company in accordance with the Israeli Companies Law.

2.2           Effective Time; Closing Date.  The closing of the Merger and the other transactions contemplated by this Agreement (the “Closing”) shall take place at the offices of Kirkland & Ellis LLP, 601 Lexington Avenue, New York, New York 10022, at 9:00 a.m. (local time) on the date that is the fifth (5th) Business Day after the satisfaction or waiver of the conditions set forth in Article VII (other than those conditions which by their terms are to be satisfied or waived as of the Closing but subject to the satisfaction or waiver thereof), including the receipt of Company Shareholder Approval, or at such other time, date or location as the parties hereto shall mutually agree; provided, that if the Marketing Period has not ended at the time of the satisfaction or waiver of all of the conditions set forth in Article VII (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions at the Closing), the Closing shall occur on (a) the earlier of (i) a date during the Marketing Period specified by Parent on two (2) Business Days notice to the Company and (ii) the second Business Day immediately following the final day of the Marketing Period (subject, in each case, to the satisfaction or waiver of all of the conditions set forth in Article VII as of the date determined pursuant to this proviso), or (b) such other date, time or place as is agreed to in writing by the parties hereto.  The date upon which the Closing actually occurs is referred to herein as the “Closing Date.”  No later than the Closing Date, Merger Sub and the Company shall each, in coordination with each other, deliver to the Companies Registrar a notice informing the Companies Registrar that all conditions to the Closing have been met and requesting the Companies Registrar to issue a certificate evidencing the completion of the Merger in accordance with Section 323(5) of the Israeli Companies Law (the “Merger Certificate”).  The Merger shall become effective upon the issuance by the Companies Registrar of the Merger Certificate.  The time at which the Merger becomes effective is referred to herein as the “Effective Time.”

2.3          Effects of the Merger.  At the Effective Time, without any action on the part of Parent, Merger Sub, the Company or the holders of any of the following securities, the following shall occur:

(a)         Conversion of Company Shares.  Each Ordinary Share, NIS 0.01 par value per share, of the Company (collectively, the “Company Shares”) issued and outstanding immediately prior to the Effective Time, other than Company Shares that remain outstanding pursuant to Section 2.3(b), shall automatically be deemed to have been transferred to Parent in exchange for the right to receive $23.33 in cash (the “Merger Consideration”) without any interest thereon.

(b)         Parent-Owned Stock and Stock Held in Treasury.  Each Company Share held in the treasury of the Company or owned by Parent or any direct or indirect wholly-owned Subsidiary of the Company or of Parent immediately prior to the Effective Time shall remain outstanding, and no consideration shall be delivered in exchange therefor.

(c)         Capital Stock of Merger Sub.  Each Ordinary Share, NIS 0.01 par value per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into one validly issued, fully paid and nonassessable Ordinary Share, NIS 0.01 par value per share, of the Surviving Corporation.  Each certificate evidencing ownership of such shares of Merger Sub immediately prior to the Effective Time shall, as of the Effective Time, evidence ownership of such shares of the Surviving Corporation.

(d)         Adjustments to Merger Consideration.  The Merger Consideration shall be adjusted to reflect appropriately the effect of any forward or reverse stock split, stock dividend (including any dividend or distribution of securities exercisable or exchangeable for or convertible into Company Shares), stock sale, reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to Company Shares occurring on or after the date hereof and prior to the Effective Time, to provide to the holders of Company Shares the same economic effect as contemplated by this Agreement prior to such event; provided, however, that nothing in this Section 2.3(d) shall be construed to permit the Company to take any action that is otherwise prohibited or restricted by Section 5.1.

2.4          Surrender of Certificates.

(a)         Paying Agent.  Prior to the Effective Time, Parent shall appoint one or more bank or trust companies maintaining offices in the United States and Israel mutually acceptable to Parent and the Company to act as paying agent (the “Paying Agent”) and shall enter into an agreement reasonably acceptable to the Company with the Paying Agent relating to the services to be performed by the Paying Agent.

(b)         Parent to Provide Merger Consideration.  Within two (2) Business Days after the Effective Time, Parent shall deposit with the Paying Agent, sufficient funds for payment of the aggregate Merger Consideration (such cash being herein referred to as the “Consideration Fund”) to be paid pursuant to this Article II (provided that at or prior to the Effective Time, Parent shall deposit with the Paying Agent an amount equal to no less than (x) the aggregate Merger Consideration to be paid pursuant to this Article II minus (y) $20,000,000).  In the event that the cash in the Consideration Fund shall be insufficient to fully satisfy all of the payment obligations to be made by the Paying Agent hereunder, Parent shall promptly make available to the Paying Agent the amounts so required to satisfy such payment obligations in full.  Except as contemplated by this Section 2.4, the Consideration Fund shall not be used for any other purpose.  Amounts of cash in the Consideration Fund shall be invested by the Paying Agent as directed by Parent; provided, however, that: (i) no such investment or losses thereon shall affect the Merger Consideration payable to the holders of Company Shares; and (ii) such investments shall be in obligations of or guaranteed by the United States of America or any agency or instrumentality thereof and backed by the full faith and credit of the United States of America, in commercial paper obligations rated A-1 or P-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Corporation, respectively, or in certificates of deposit, bank repurchase agreements or banker’s acceptances of commercial banks with capital exceeding $1 billion (based on the most recent financial statements of such bank that are then publicly available).  Any net profit resulting from, or interest or income produced by, such investments shall be payable to the Surviving Corporation or Parent.

(c)         Payment Procedures.  As soon as reasonably practicable after the Effective Time (but no later than three (3) Business Days thereafter), Parent shall cause the Paying Agent to mail to each holder of record as of the Effective Time of one or more certificates (each, a “Certificate”) or uncertificated Company Shares (“Uncertificated Shares”) that immediately prior to the Effective Time represented issued and outstanding Company Shares that were converted into the right to receive Merger Consideration pursuant to Section 2.3: (i) a letter of transmittal in customary form (which shall specify that delivery shall be effected, and risk of loss and title to the Certificate or Uncertificated Shares shall pass, only upon delivery of the Certificate or the Uncertificated Shares to the Paying Agent), that shall also be in such form and have such other provisions as Parent and the Company may reasonably specify, (ii) instructions for use in effecting the surrender of the Certificate or the transfer of Uncertificated Shares in exchange for the Merger Consideration and (iii) a certificate or declaration in customary form to be used to confirm the status of a Person as a Resident of Israel within the meaning of the Ordinance (a “Residence Certificate”).  Upon (x) surrender of Certificates for cancellation to the Paying Agent or (y) receipt of an “agent’s message” by the Paying Agent (or such other evidence, if any, of transfer as the Paying Agent may reasonably request) in the case of a book-entry transfer of Uncertificated Shares, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, the holders of such Certificates or Uncertificated Shares shall be entitled to receive in exchange therefor, subject to the withholding of any applicable Taxes, the Merger Consideration pursuant to the provisions of this Article II, and the Certificates so surrendered or the Uncertificated Shares so transferred shall forthwith be canceled.  Until so surrendered or canceled, outstanding Certificates and Uncertificated Shares will be deemed from and after the Effective Time to evidence only the right to receive, upon surrender and without interest, the Merger Consideration into which the Company Shares theretofore represented by such Certificates or Uncertificated Shares shall have been converted pursuant to Section 2.3, without any interest thereon.

(d)         Transfers of Ownership.  If any Merger Consideration is to be paid to a Person other than a Person whose name the Certificates surrendered in exchange therefor are registered, it will be a condition of such exchange that the Certificates so surrendered will be properly endorsed and otherwise in proper form for transfer and that the Persons requesting such exchange will have paid to Parent or the Paying Agent any transfer or other Taxes required by reason of the payment of the Merger Consideration to a Person other than that of the registered holder of the Certificates surrendered, or established to the satisfaction of Parent or the Paying Agent that such Tax has been paid or is not payable.

(e)         Lost, Stolen or Destroyed Certificates.  If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent or the Paying Agent to the extent in accordance with customary practice, the posting by such Person of a bond in such reasonable amount as Parent or the Paying Agent may direct as indemnity against any claim that may be made against them with respect to such Certificate, the Paying Agent will issue in exchange for such lost, stolen or destroyed Certificate the Merger Consideration to which such Person is entitled in respect of such Certificate pursuant to this Article II.

(f)         Required Withholding.  Each of the Paying Agent, the Surviving Corporation and Parent shall be entitled to deduct and withhold from any consideration, or other amounts, payable or otherwise deliverable pursuant to this Agreement to any holder or former holder of Company Shares or Company Stock Options or any other Person such amounts as are required to be deducted or withheld therefrom under any applicable Law (including the Ordinance and the regulations promulgated thereunder, the Israeli Income Tax Rulings or any other provision of Israeli Law, statute, regulation, administrative ruling, pronouncement or other authority or judicial opinion, as well as any withholding provision of the Internal Revenue Code of 1986 (the “Code”) and the Treasury Regulations promulgated thereunder); provided that no withholding under Israeli Tax Law will be made from any consideration payable hereunder to a holder of Company Shares to the extent that such holder has provided Parent or the Paying Agent, as the case may be, prior to the time such payment or delivery is made, with a valid exemption or ruling issued by the Israeli Tax Authority exempting the payment or delivery of the Merger Consideration to the relevant holder of Company Shares or Company Stock Options, or the other amounts payable or otherwise deliverable pursuant to this Agreement, from withholding Tax; provided, further, that with respect to any withholding under the Laws of the State of Israel, the Paying Agent, the Surviving Corporation and Parent shall act in accordance with the Withholding Ruling and/or the Section 102 Ruling, if obtained, provided that in no event shall Parent and/or Paying Agent be required to deliver consideration deliverable under this Agreement until the applicable tax is withheld by the Parent or the Paying Agent.  To the extent amounts are deducted or withheld pursuant to this Section 2.4(f), such amounts shall be treated for all purposes under this Agreement as having been paid to the Person to whom such amounts would otherwise have been paid and such amounts shall be remitted to the applicable Governmental Entity in accordance with applicable Law and notice thereof shall be provided to the applicable holder of Company Shares.  Any purported withholding of Taxes from payments or other deliveries made in accordance with the provisions of this Agreement, the amount of which was forwarded to the relevant Governmental Entity, shall not be deemed a breach of this Agreement and the amount so withheld shall be treated for all purposes under this Agreement as having been paid to the Person to whom such amounts would otherwise have been paid, notwithstanding that withholding of Taxes might have not been required.

(g)         Termination of Consideration Fund.  Promptly following the date that is one year after the Closing Date, the Surviving Corporation shall be entitled to require the Paying Agent to deliver to Parent any portion of the Consideration Fund which has not been disbursed to holders of Company Shares (including all interest and other income received by the Paying Agent in respect of the Consideration Fund), and thereafter each holder of a Company Share may surrender or transfer, as applicable, such Company Share to Parent or the Surviving Corporation and (subject to abandoned property, escheat and other similar Laws) receive in consideration therefor the Merger Consideration into which such Company Shares shall have been converted pursuant to Section 2.3, but such holder shall have no greater rights against Parent or the Surviving Corporation than may be accorded to general creditors of Parent or the Surviving Corporation under applicable Law.

(h)         No Liability.  Notwithstanding anything to the contrary in this Section 2.4, neither the Paying Agent, Parent nor any party hereto shall be liable to a holder of Company Shares for any amount properly paid to a public official pursuant to any applicable abandoned property, escheat or similar Law.

2.5          Company’s Transfer Books Closed; No Further Ownership Rights in Company Shares.  At the Effective Time: (a) the share transfer books of the Company shall be deemed closed, and no transfer of any Company Shares or Certificates with respect thereto shall thereafter be made or consummated; and (b) all holders of Company Shares shall cease to have any rights as shareholders of the Company except for any right to receive the Merger Consideration issued in accordance with the terms hereof, which shall be deemed to have been paid in full satisfaction of all rights pertaining to such Company Shares.

2.6          Stock Options; Restricted Shares.

(a)         Stock Options.  Effective as of the Effective Time, each outstanding option or right to acquire Company Shares then outstanding granted under any Company Employee Plan (each, a “Company Stock Option”), whether or not vested or exercisable, shall become fully vested and exercisable as of, and contingent upon, the Effective Time, and shall thereupon be converted into the right to receive, and canceled in consideration for the payment of an amount in cash equal to the product of (i) the excess, if any, of the Merger Consideration over the applicable exercise price per Company Share of such Company Stock Option and (ii) the number of Company Shares such holder had the right to purchase if such Company Stock Options were fully vested and such holder had exercised such Company Stock Option in full immediately prior to the Effective Time, with such payment to be subject to applicable withholding Taxes.  Any such Company Stock Options that have an exercise price per Company Share which is greater than the Merger Consideration shall be canceled without further payment.

(b)         Restricted Shares.  Effective as of the Effective Time, each outstanding award of restricted Company Shares then outstanding shall become fully vested and all restrictions therein shall lapse and such restricted Company Shares then outstanding shall be exchanged for Merger Consideration with respect thereto in accordance with the provisions of Section 2.3(a).

2.7          Taking of Necessary Action; Further Action.  If, at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement and the transactions contemplated hereby, the officers and directors of either the Surviving Corporation or Parent may take any and all such lawful and necessary action.

2.8          Certain Post-Closing Matters; Headquarters; Name.

(a)         Chief Executive Officer.  Effective at the Effective Time, the Chief Executive Officer of the Company as of the date hereof is to remain as the Chief Executive Officer of the Company, subject to such individual being an employee in good standing with the Company as of immediately prior to the Effective Time and being willing and able to hold such position.

(b)         Chief Financial Officer.  Effective at the Effective Time, the Chief Financial Officer of the Company is to remain as the Chief Financial Officer of the Company, subject to such individual being an employee in good standing with the Company as of immediately prior to the Effective Time and being willing and able to hold such position.

(c)         Headquarters. Effective at the Effective Time, the Company's operational headquarters shall be in Jersey City, New Jersey.

(d)         Corporate Name.  Effective at the Effective Time, the Company shall retain its current name, Fundtech Ltd.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as disclosed in (a) the reports, schedules, forms, statements and other documents filed or furnished by the Company with the SEC since December 31, 2009 (the “Company SEC Documents”) filed prior to the Determination Date (excluding any risk factor disclosure and disclosure of risks included in any “forward-looking statements” disclaimer or similar statements included in such Company SEC Documents that are predictive, forward-looking or primarily cautionary in nature); provided that this clause (a) shall not qualify Sections 3.1, 3.3, 3.4(a), 3.7, 3.18 and 3.20, or (b) the Company Disclosure Schedule, the Company represents and warrants to Parent and Merger Sub as follows:

3.1          Organization, Standing and Power.  Each of the Company and each Significant Company Subsidiary is duly organized, validly existing and, to the extent applicable, in good standing under the Laws of the jurisdiction in which it is organized and has full corporate power and authority to conduct its businesses as presently conducted.  The Company and each Significant Company Subsidiary is duly qualified to do business in each jurisdiction where the nature of its business or its ownership or leasing of its properties make such qualification necessary and the failure to so qualify has had or would reasonably be expected to have a Company Material Adverse Effect.  The Company has made available to Parent true and complete copies of its Memorandum of Association and Articles of Association as amended through the date of this Agreement (together, the “Company Charter Documents”) and the comparable charter and organizational documents of each Significant Company Subsidiary, in each case as amended through the date of this Agreement.

3.2          Company Subsidiaries.

(a)         All the outstanding shares of capital stock of each Subsidiary of the Company have been validly issued and are fully paid and nonassessable and, except as set forth in the Company Disclosure Schedule, are owned by the Company, by another Subsidiary of the Company or by the Company and another Subsidiary of the Company, free and clear of all pledges, liens, charges, mortgages, encumbrances and security interests of any kind or nature whatsoever (collectively, “Liens”) other than Permitted Liens.

(b)         Except for its interests in the Company’s wholly-owned Subsidiaries and except for the ownership interests set forth in the Company Disclosure Schedule, the Company does not own, directly or indirectly, any capital stock, membership interest, partnership interest, joint venture interest or other equity interest in any other Person.

3.3          Authority; Execution and Delivery; Enforceability.

(a)         The Company has all requisite corporate power and authority to execute and deliver this Agreement.  The execution and delivery by the Company of this Agreement and the consummation by the Company of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of the Company, subject, in the case of the Merger, to receipt of the Company Shareholder Approval and the matters listed on Section 3.3(a) of the Company Disclosure Schedule.  The Company has duly executed and delivered this Agreement, and this Agreement constitutes its legal, valid and binding obligation, enforceable against it in accordance with its terms.

(b)         The Board of Directors of the Company, at a meeting duly called and held in compliance with the requirements of the Israeli Companies Law, has (i) determined that this Agreement, the Merger and the other transactions contemplated by this Agreement are fair to, and in the best interests of, the Company and its shareholders, and that, considering the financial position of the merging companies, no reasonable concern exists that the Surviving Corporation will be unable to fulfill the obligations of the Company to its creditors existing as of immediately prior to the Effective Time; (ii) approved this Agreement, the Merger and the other transactions contemplated by this Agreement; and (iii) determined to recommend that the shareholders of the Company approve this Agreement, the Merger and the other transactions contemplated by this Agreement (the “Company Recommendation”).

(c)         Simultaneously with the execution of this Agreement, the S1 Merger Agreement has been validly terminated.

(d)         Prior to the date hereof, the Company has provided Parent with true and complete copies of all applications and filings made with the District Court of Tel Aviv, Israel, or with any other Israeli court, which relate to the S1 Merger Agreement or the transactions contemplated thereby.

3.4          Capital Structure.

(a)         The registered (authorized) share capital of the Company consists of 30,000,000 Company Shares.  At the close of business on September 12, 2011, (i) 17,264,805 Company Shares were issued and outstanding, including 1,959,093 Company Shares held by the Company in its treasury, and (ii) 5,642,815 Company Shares were reserved for issuance under Company Employee Plans, of which 1,634,924 were subject to outstanding options or the grant of rights to purchase Company Shares, 397,238 were restricted Company Shares and 708,533 Company Shares were available for future option or restricted share grants.  Except as set forth above, at the close of business on September 12, 2011, no shares of capital stock or other voting securities of the Company were issued, reserved for issuance or outstanding.  All outstanding Company Shares are, and all such shares that may be issued prior to the Effective Time will be when issued, duly authorized, validly issued, fully paid and nonassessable and not subject to or issued in violation of any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of the Israeli Companies Law, the Company Charter Documents or any Contract to which the Company is a party or otherwise bound.  There are no bonds, debentures, notes or other indebtedness of the Company having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which holders of Company Shares may vote (“Voting Company Debt”).  Except as set forth above, as of the date of this Agreement, there are no options, warrants, rights, convertible or exchangeable securities, “phantom” stock rights, stock appreciation rights, stock-based performance units, commitments, Contracts, arrangements or undertakings of any kind to which the Company or any of its Subsidiaries is a party or by which any of them is bound (i) obligating the Company or any of its Subsidiaries to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock or other equity interests in, or any security convertible or exercisable for or exchangeable into any capital stock of or other equity interest in, the Company or of any of its Subsidiaries or any Voting Company Debt or (ii) obligating the Company or any of its Subsidiaries to issue, grant, extend or enter into any such option, warrant, call, right, security, commitment, Contract, arrangement or undertaking.  As of the date of this Agreement, there are no outstanding contractual obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any shares of capital stock of the Company or any of its Subsidiaries.

(b)         The Company Disclosure Schedule sets forth the following information with respect to each Company Stock Option or restricted Company Share as of September 12, 2011: (i) the name of the grantee; (ii) the particular plan, if applicable, pursuant to which such award was granted, (iii) the number of Company Shares subject to such award; (iv) the exercise price, if any, of such award; (v) the date on which such award was granted; (vi) the applicable vesting schedule, including the vesting commencement date and any accelerated vesting provisions; and (vii) the date on which such award expires.  The Company has made available to Parent accurate and complete copies of all equity plans pursuant to which the Company has granted such awards that are currently outstanding and the form of all equity award agreements evidencing such awards.  All Company Shares subject to issuance as aforesaid have been duly authorized and, upon issuance on the terms and conditions specified in the instrument pursuant to which they are issuable, will be validly issued, fully paid and nonassessable.  Effective as of the Effective Time, each outstanding award of restricted Company Shares then outstanding shall become fully vested and all restrictions therein shall lapse.  All outstanding Company Shares, all outstanding Company Stock Options, and all outstanding shares of capital stock of each Subsidiary of the Company have been issued and granted (i) in compliance with all applicable securities laws and other applicable Laws and (ii) in material compliance with all applicable requirements set forth in the Company Employee Plans.

3.5          No Conflicts; Consents.

(a)         The execution and delivery by the Company of this Agreement does not, and the consummation of the Merger and the other transactions contemplated hereby will not, conflict with, or result in any violation of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancelation or acceleration of any obligation or to loss of a material benefit under, or to increased, additional, accelerated or guaranteed rights or entitlements of any Person under, or result in the creation of any Lien upon any of the properties or assets of the Company or any of its Subsidiaries under, any provision of (i)(A) the Company Charter Documents or (B) the comparable charter or organizational documents of any Subsidiary of the Company, (ii) any contract, lease, license, indenture, note, bond, agreement, permit, concession, franchise or other instrument (a “Contract”) to which the Company or any of its Subsidiaries is a party or by which any of their respective properties or assets is bound or (iii) subject to the filings and other matters referred to in Section 3.5(b) and obtaining the Company Shareholder Approval, any material Law applicable to the Company or any of its Subsidiaries or their respective properties or assets other than, in the case of clauses (i)(B), (ii) or (iii) above, any such items that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect.

(b)         Other than with respect to procedures under the Israeli Companies Law, the execution and delivery of this Agreement by the Company does not and the consummation of the transactions contemplated hereby do not, and the performance of this Agreement and the transactions contemplated hereby by the Company shall not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Entity or any third party, except (i) for applicable requirements, if any, of the Securities Act, the Exchange Act, state securities Laws (“Blue Sky Laws”), Israeli Securities Law, the HSR Act, the approval of the Investment Center, the notice to the OCS, the required approvals of this Agreement by the Company’s shareholders pursuant to Israeli Law, the rules and regulations of Nasdaq and the TASE, and such other filings, notices, permits, authorizations, consents or approvals as may be required by reason of the status of Parent, Merger Sub or their Affiliates, and (ii) where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(c)         The revenues of the Company and its Subsidiaries in Israel in each of the 2009 and 2010 fiscal years are set forth in Section 3.5(c) of the Company Disclosure Schedule.  To the Knowledge of the Company, the share of the Company and its Subsidiaries in the production, sales, marketing or acquisitions in Israel of any particular asset do not represent a market share of more than fifty percent (50%) in any market.  To the Knowledge of the Company, the consolidated market share of Parent as a result of the consummation of the Merger will not exceed fifty (50%) in the production, sales, marketing or acquisitions in Israel of any particular asset in any market.

3.6          SEC Documents; Undisclosed Liabilities.

(a)         The Company has filed all reports, schedules, forms, statements and other documents required to be filed by the Company with the SEC since December 31, 2009 pursuant to Sections 13(a) and 15(d) of the Exchange Act.

(b)         As of its respective date, each Company SEC Document filed with the SEC complied in all material respects with the requirements of the Exchange Act or the Securities Act, as the case may be, and the rules and regulations of the SEC promulgated thereunder applicable to such Company SEC Document, and did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.  Except to the extent that information contained in any Company SEC Document filed with the SEC has been revised or superseded by a later filed Company SEC Document, none of the Company SEC Documents filed with the SEC contained any untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.  The consolidated financial statements of the Company included in the Company SEC Documents filed with the SEC comply as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly present in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries as of the dates thereof and the consolidated results of their operations and cash flows for the periods shown (subject, in the case of unaudited statements, to normal year-end audit adjustments).

(c)         Except (i) as reflected or reserved against in the balance sheet (or the notes thereto) as of December 31, 2010 included in the Company SEC Documents, (ii) as permitted or contemplated by this Agreement, (iii) for liabilities and obligations incurred since December 31, 2010 in the ordinary course of business, and (iv) for liabilities or obligations which have been discharged or paid in full in the ordinary course of business, neither the Company nor any of its Subsidiaries has any liabilities or obligations of any nature, whether or not accrued, contingent or otherwise, that would be required by GAAP to be reflected on a consolidated balance sheet of the Company and its consolidated Subsidiaries (or in the notes thereto), other than those that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(d)         The Company maintains a system of “internal control over financial reporting” (as defined in Rules 13a−15(f) and 15d−15(f) of the Exchange Act) sufficient to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP and includes those policies and procedures that (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the Company’s and its Subsidiaries’ assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that the Company’s and its Subsidiaries’ receipts and expenditures are being made only in accordance with authorizations of the Company’s management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s and its Subsidiaries’ assets that could have a material effect on the Company’s financial statements.

(e)         The “disclosure controls and procedures” (as defined in Rules 13a−15(e) and 15d−15(e) of the Exchange Act) utilized by the Company are reasonably designed to ensure that all information (both financial and non−financial) required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and that all such information required to be disclosed is accumulated and communicated to the management of Company, as appropriate, to allow timely decisions regarding required disclosure and to enable the chief executive officer and chief financial officer of the Company to make the certifications required under the Exchange Act with respect to such reports.

(f)         The Company is a “foreign private issuer” as defined in Rule 3b-4(c) promulgated under the Exchange Act.

3.7          Absence of Certain Changes or Events.  Since December 31, 2010 until the date of this Agreement, there has not been any event, change, effect or development that, individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect.  From the Determination Date through the date of this Agreement, the Company has not taken any of the actions set forth in Sections 5.1(a)-(n) that if taken following the date hereof would have required the consent of Parent.

3.8          Material Contracts.

(a)         Other than the Contracts, including amendments thereto, required to be filed as an exhibit to any report of the Company filed pursuant to the Exchange Act of the type described in Item 601(b)(10) of Regulation S-K promulgated by the SEC, each of which was filed in an unredacted form, the Company Disclosure Schedule sets forth a true and correct list of:

(i)      each Contract to which the Company or any of its Subsidiaries is a party to or bound that (A) expressly imposes any material restriction on the right or ability of the Company or any of its Subsidiaries to compete with any other Person, (B) contains any right of first refusal, right of first offer or similar term that materially restricts the right or ability of the Company or any of its Subsidiaries to acquire or dispose of the securities of another Person; or (C) expressly imposes any material restriction on the right or ability of the Company or any of its Subsidiaries to engage or compete in any line of business or in any geographic area or that contains exclusivity or non-solicitation provisions (excluding customary employee non-solicitation provisions with customers and partners); or

(ii)      each Contract to which the Company or any of its Subsidiaries is a party to or bound that was entered into not in the ordinary course of business and would purport to bind, or purport to be applicable to the conduct of, Parent or its Subsidiaries (other than the Company or its Subsidiaries) in any materially adverse respect (whether before or after the Effective Time).

Contracts, including amendments thereto, required to be filed as an exhibit to any report of the Company filed pursuant to the Exchange Act of the type described in Item 601(b)(10) of Regulation S-K promulgated by the SEC, together with any Contracts of the type described in clauses (i) and (ii) above, are referred to herein as “Company Material Contracts.”

(b)         A true and correct copy of each Company Material Contract has previously been made available to Parent and each such Contract is a valid and binding agreement of the Company or its Subsidiary party thereto and, to the Knowledge of the Company, any counterparty thereto, and is in full force and effect, and none of the Company or its Subsidiaries nor, to the Knowledge of the Company, any other party thereto is in default or breach in any respect under the terms of any such Company Material Contract, except for such default or breach as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

3.9          Intellectual Property.

(a)         To the Knowledge of the Company, the Company and its Subsidiaries exclusively own or possess all right, title and interest in and to, or have the rights to use pursuant to a valid, binding and enforceable license agreement, all Intellectual Property necessary to conduct the business of the Company and its Subsidiaries.  The Company Intellectual Property is, to the Knowledge of the Company, valid, subsisting and enforceable and none of such Company Intellectual Property has been misused, withdrawn, canceled or abandoned except as would not adversely affect the operations of the Company as currently conducted.  All application and maintenance fees for such Company Intellectual Property for which the Company has applied for or received registration from any Governmental Entity have been paid in full and are current.

(b)         To the Knowledge of the Company, the operation of the business of the Company and its Subsidiaries as currently conducted and as currently proposed to be conducted does not infringe, misappropriate, dilute or otherwise violate or conflict with the Intellectual Property of any other Person.  Section 3.9(b) of the Company Disclosure Schedule sets forth a list of all suits, actions, proceedings or litigation alleging any of the foregoing that are pending or that have been threatened in writing within two (2) years prior to the date hereof.  Neither the Company nor any of its Subsidiaries has received any written notice of any claims or assertions, contesting the ownership, use, validity or enforceability of any Company Intellectual Property.  To the Knowledge of the Company, no Person has been engaged, is engaging or is proposed to engage in any activity or use of any Intellectual Property that infringes, misappropriates, dilutes or otherwise violates or conflicts with the Company Intellectual Property.

(c)         The Company and its Subsidiaries have implemented reasonable measures to maintain and protect the secrecy, confidentiality and value of any trade secrets and other confidential information related to the business of the Company and its Subsidiaries.  Each current and former employee and independent contractor of, and consultant to, the Company or any of its Subsidiaries has entered into a valid and enforceable written agreement or the Company and its Subsidiaries otherwise has rights enforceable under applicable Law pursuant to which such employee, independent contractor or consultant agrees or is required to maintain the confidentiality of the confidential information of the Company or its Subsidiary and assigns to the Company or its applicable Subsidiary all rights, title and interest in Intellectual Property authored, developed or otherwise created by such employee, independent contractor or consultant in the course of their employment or other relationship with the Company or the applicable Subsidiary of the Company.  To the Knowledge of the Company, no employee and no independent contractor or consultant or other third party to any such agreement is in breach thereof.

(d)         The Company and its Subsidiaries have implemented commercially reasonable measures to protect and limit access to the source code for the Company Software Products.  Except as set forth on Section 3.9(d) of the Company Disclosure Schedule or otherwise in the ordinary course of their respective businesses, neither the Company nor any of its Subsidiaries has disclosed, delivered, licensed or otherwise made available, and does not have a duty or obligation (whether present, contingent or otherwise) to disclose, deliver, license or otherwise make available, any source code for any Company Software Products to any Person who was not, as of the date of disclosure or delivery, an employee or contractor of the Company or one of its Subsidiaries.

(e)         Neither the Company nor any of its Subsidiaries has granted, nor agreed or committed to grant, nor given an option to obtain, ownership of or any exclusive license with respect to any Intellectual Property, including any Company Software Products, to any other Person.  Immediately following the Effective Time, the Surviving Corporation shall continue to hold the same ownership rights or valid licenses (as applicable) to all of the Company Intellectual Property, in each case, free from liens, encumbrances, security interests, orders and arbitration awards, and on the same terms and conditions as in effect with respect to the Company prior to the Effective Time.  Neither this Agreement nor the Merger will result in: (i) Parent’s or the Surviving Corporation’s granting to any third party any right to or with respect to any Intellectual Property owned by, or licensed to, either of them; (ii) either Parent’s or the Surviving Corporation’s being bound by, or subject to, any non-compete or other restriction on the operation or scope of their respective businesses; or (iii) either Parent’s or the Surviving Corporation’s being contractually obligated to pay any royalties or other amounts to any third party in excess of those payable by Parent or the Surviving Corporation, respectively, prior to the Effective Time.

(f)         The Company and its Subsidiaries have implemented commercially reasonable measures to the extent within their control to protect the internal and external security and integrity of all computer and telecom servers, systems, sites, circuits, networks, interfaces, platforms and other computer and telecom assets and equipment used by the Company or its Subsidiaries (the “Company Systems”), and the data stored or contained therein or transmitted thereby including procedures preventing unauthorized access and the introduction of viruses, worms, Trojan horses, “back doors” and other contaminants, bugs, errors, or problems that disrupt their operation or have an adverse impact on the operation of other software programs or operating systems, and the taking and storing on-site and off-site of back-up copies of critical data.  There have been (i) to the Company’s Knowledge, no material unauthorized intrusions or breaches of the security of the Company Systems, and (ii) no material failures or interruptions in the Company Systems for the two (2) years prior to the date hereof.  All Company Systems are sufficient for the conduct of the business of the Company and its Subsidiaries as currently conducted.

(g)         Except as would not reasonably be expected to have a Company Material Adverse Effect, the Company and its Subsidiaries comply with and have at all times (i) complied with and (ii) conducted their business in accordance with all applicable data protection or privacy Laws governing the collection, use, storage, transfer and dissemination of personal information and any privacy policies, programs or other notices that concern the collection or use of personal information by the Company or its Subsidiaries.  There have not been any material complaints or notices to, or audits, proceedings or investigations conducted or claims asserted against, the Company and its Subsidiaries by any Person regarding the collection, use, storage, transfer or dissemination of personal information by any Person in connection with the business of the Company or its Subsidiaries or compliance by the Company or any of its Subsidiaries with any applicable privacy Laws or privacy policies, programs or other notices. The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, and any resulting disclosure to and use by Parent and Merger Sub and their Affiliates of, data, personally identifiable information and other information maintained by the Company will comply in all material respects with the Company’s privacy policies and terms of use, any applicable Contracts to which it is party or by which it is bound, and with all applicable Laws relating to privacy and data security (including any such laws in the jurisdictions where the applicable information is collected).

(h)         Except as set forth on Section 3.9(h) of the Company Disclosure Schedule, no government funding, facilities at a university, college, other educational institution or research center or funding from third parties was used in the development of any Company Intellectual Property.  To the Knowledge of the Company, no current or former employee, consultant or independent contractor of the Company or any of its Subsidiaries, who was involved in, or who contributed to, the creation or development of any Company Intellectual Property, has performed services for the government, any university, college, or other educational institution or research center during a period of time during which such employee, consultant or independent contractor was also performing services for the Company or any of its Subsidiaries.

(i)         Except as would not reasonably be expected to have a Company Material Adverse Effect, to the Knowledge of the Company, (i) there are no defects in any of the Company Software Products that would prevent the same from performing substantially in accordance with its user specifications, and (ii) all Company Software Products are free of all undocumented viruses, worms, Trojan horses, “back doors” and other contaminants and do not contain any bugs, errors, or problems that disrupt their operation or have an adverse impact on the operation of other software programs or operating systems.

(j)         To the Knowledge of the Company, in no case does the Company’s or any of its Subsidiaries’ use, incorporation or distribution of Open Source Software give rise to any obligation to disclose or distribute any source code, to license any Company Software Products or Intellectual Property for the purpose of making derivative works or to distribute any Company Software Products or Intellectual Property without charge.

(k)         During the preceding two (2) years, neither the Company nor any of its Subsidiaries has received any warranty or indemnity claims related to the Company Software Products that are (i) claims under any “epidemic failure” or similar clause or (ii) other material claims outside the ordinary course of business.  During the preceding two (2) years, neither the Company nor any of its Subsidiaries has resolved any warranty or indemnity claims related to the Company Software Products for amounts in excess of $250,000 over the Company’s accounting reserves under GAAP, with respect to any specific customer.

(l)         The Company and its Subsidiaries are not, nor will they be as a result of the execution and delivery of this Agreement or the performance of the obligations of the Company under this Agreement, in breach of any license, sublicense or other agreement relating to Intellectual Property, and the execution and delivery of this Agreement or the performance of the obligations under this Agreement by the Company will not result in the loss or impairment of, or give rise to any right of any third party to terminate, any of the Company’s or its Subsidiaries’ rights to any Intellectual Property, nor require the consent of any Governmental Entity or third party in respect of any Intellectual Property.

3.10        Certain Business Practices.  Neither the Company nor any of its Subsidiaries (nor any of their respective Representatives acting on its behalf) (a) has made or agreed to make any contribution, payment, gift or entertainment to, or accepted or received any contributions, payments, gifts or entertainment from, any government official, employee, political party or agent or any candidate for any federal, state, local or non-United States public office, where either the contribution, payment or gift or the purpose thereof was illegal under the Laws of any federal, state, local or non-United States jurisdiction; or (b) has engaged in or otherwise participated in, assisted or facilitated any transaction that is prohibited by any applicable embargo or related trade restriction imposed by the United States Office of Foreign Assets Control or any other United States federal Governmental Entity.

3.11        Takeover Laws.  No “fair price,” “moratorium,” “control share acquisition” or similar anti-takeover statute is applicable to this Agreement, the Merger or the other transactions contemplated hereby.

3.12        Taxes.

(a)         Each of the Company and each of its Subsidiaries has timely filed, or has caused to be timely filed on its behalf, all Tax Returns required to be filed by it, and all such Tax Returns are true, complete and accurate, except to the extent any failure to file or any inaccuracies in any filed Tax Returns, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect.  All Taxes shown to be due on such Tax Returns, or otherwise owed, have been timely paid, except to the extent that any failure to pay, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect.  Each of the Company and each of its Subsidiaries has complied with all applicable Laws relating to Taxes including Laws relating to (i) the withholding and payment over to the appropriate Governmental Entity or other Tax authority of all Taxes required to be withheld by the Company or any of its Subsidiaries, (ii) information reporting with respect to, any payment made or received by the Company or any of its Subsidiaries and (iii) the keeping of books and records, except to the extent any failure to so comply, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect.

(b)         The most recent financial statements contained in the Company SEC Documents filed with the SEC reflect an adequate reserve for all Taxes payable by the Company and its Subsidiaries (excluding any reserve for deferred Taxes to reflect timing differences between book and Tax items) for all Taxable periods and portions thereof through the date of such financial statements.  No deficiency with respect to any Taxes has been proposed, asserted or assessed against the Company or any of its Subsidiaries, and no requests for waivers of the time to assess any such Taxes are pending, except to the extent any such deficiency or request for waiver, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect.  There is no audit, proceeding or investigation now pending against or with respect to the Company or any of its Subsidiaries in respect of any Tax or Tax asset and neither the Company nor any of its Subsidiaries has received any written notice of any proposed audit, proceeding or investigation with regard to any such Tax or Tax asset, except to the extent that any such pending or proposed audit, proceeding or investigation has not had and would not reasonably be expected to have a Company Material Adverse Effect.

(c)         There are no material Liens for Taxes (other than for current Taxes not yet due and payable) on the assets of the Company or any of its Subsidiaries.  Neither the Company nor any of its Subsidiaries is bound by any agreement with respect to Taxes.

(d)         Neither the Company nor any of its Subsidiaries has entered into or has been a “material advisor” with respect to any transactions that are or would be part of any “reportable transaction” or that could give rise to any list maintenance obligation under Sections 6011, 6111, or 6112 of the Code (or any similar provision under any state or local Law) or the regulations thereunder.

3.13        Benefit Plans.  From the date of the most recent audited financial statements included in the Company SEC Documents filed with the SEC prior to the date of this Agreement and other than as set forth on the Company Disclosure Schedule, there has not been any adoption or amendment in any material respect by the Company or any of its Subsidiaries of any collective bargaining agreement or any bonus, pension, profit sharing, deferred compensation, incentive compensation, stock ownership, stock purchase, stock option, phantom stock, retirement, vacation, severance, change in control, retention, disability, death benefit, hospitalization, medical or other plan, arrangement or understanding (whether or not legally binding) providing benefits to any current or former employee, officer, director or independent contractor of the Company or any of its Subsidiaries (collectively, with the Company Pension Plans, any Company “employee welfare benefit plans” (as defined in Section 3(1) of ERISA), the Company International Employee Plans and the Company Employment Agreements, the “Company Employee Plans”), excluding standard employment agreements or offer letters entered into in the ordinary course of business consistent with past practice with employees outside the United States in accordance with local Law and offer letters, severance or employment agreements that have been entered into in the ordinary course of business or that provide for severance or change in control benefits with a value of less than $100,000.  As of the date of this Agreement, other than as set forth on the Company Disclosure Schedule, there are no employment, consulting, severance or termination agreements or arrangements (other than standard employment agreements or offer letters entered into in the ordinary course of business consistent with past practice with employees outside the United States in accordance with local Law and offer letters, severance or employment agreements that have been entered into in the ordinary course of business or that provide for severance or change in control benefits to employees with a value of less than $100,000) between the Company or any of its Subsidiaries and any current or former employee, executive officer or director of the Company or any of its Subsidiaries (collectively, the “Company Employment Agreements”), nor does the Company or any of its Subsidiaries have any general severance plan or policy.  For purposes of this Agreement, “Company International Employee Plan” shall mean each Company Employee Plan and each government-mandated plan or program that has been adopted or maintained by Company or any Company ERISA Affiliate, whether informally or formally, or with respect to which Company or any Company ERISA Affiliate will or may have any liability, for the benefit of Company Employees who perform services outside the United States. For the avoidance of doubt, this shall include, in Israel, manager’s insurance or other provident or pension funds which are not government-mandated but were set up to provide for Company’s legal obligation to pay statutory severance pay (Pitzuay Piturim) under the Severance Pay Law 5723-1963.

3.14        ERISA Compliance; Excess Parachute Payments; Other Benefits Matters.

(a)         The Company Disclosure Schedule contains a true and complete list of all “employee pension benefit plans” (as defined in Section 3(2) of ERISA) (“Company Pension Plans”), “employee welfare benefit plans” (as defined in Section 3(1) of ERISA) and all other material Company Employee Plans (other than standard employment agreements or offer letters entered into in the ordinary course of business consistent with past practice with employees outside the United States in accordance with local Law and offer letters, severance or employment agreements that have been entered into in the ordinary course of business or that provide for severance or change in control benefits with a value of less than $100,000) maintained, or contributed to, by the Company or any of its Subsidiaries or any entity that would be treated as a “single employer” with the Company or any of its Subsidiaries within the meaning of Section 414(b), (c), (m) or (o) of the Code (“Company ERISA Affiliate”) for the benefit of any current or former employees, consultants, officers or directors of the Company or any of its Subsidiaries or with respect to which the Company or any of its Subsidiaries could have any direct or contingent liability.  Each Company Employee Plan has been administered in compliance with its terms and in accordance with all applicable Laws, other than instances of noncompliance that, individually and in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect.  No proceeding has been threatened, asserted, instituted or, to the Knowledge of the Company, is anticipated against any of the Company Employee Plans, any trustee or fiduciaries thereof, or any of the assets of any trust of any of the Company Employee Plans that would reasonably be expected to have a Company Material Adverse Effect.

(b)         All Company Pension Plans (other than a Company International Employee Plan) have been the subject of determination letters from the IRS to the effect that such Company Pension Plans are qualified and exempt from federal income taxes under Sections 401(a) and 501(a), respectively, of the Code, and no such determination letter has been revoked nor, to the Knowledge of the Company, has revocation been threatened, nor has any such Company Pension Plan been amended since the date of its most recent determination letter or application therefor in any respect that would adversely affect its qualification or materially increase its costs.

(c)         No Company Pension Plan (other than a Company International Employee Plan), had, as of the respective last annual valuation date for each such Company Pension Plan, an “unfunded benefit liability” (as such term is defined in Section 4001(a)(18) of ERISA), based on actuarial assumptions that have been furnished to the Company.  None of the Company Pension Plans (other than a Company International Employee Plan) has an “accumulated funding deficiency” (as such term is defined in Section 302 of ERISA or Section 412 of the Code), whether or not waived.  None of the Company, any of its Subsidiaries, any officer of the Company or any of its Subsidiaries or any of the Company Employee Plans which are subject to ERISA, including the Company Pension Plans, any trusts created thereunder or any trustee or administrator thereof, has engaged in a “prohibited transaction” (as such term is defined in Section 406 of ERISA or Section 4975 of the Code) or any other breach of fiduciary responsibility that could subject the Company, any of its Subsidiaries or any officer or fiduciary of the Company or any of its Subsidiaries to the tax or penalty on prohibited transactions imposed by such Section 4975 or to any liability under Section 502(i) or 502(1) of ERISA.  None of such Company Employee Plans (other than a Company International Employee Plan) and related trusts has been terminated, nor has there been any “reportable event” (as that term is defined in Section 4043 of ERISA) with respect to any Company Employee Plan during the last five years.  Neither the Company nor any Company ERISA Affiliate has incurred a “complete withdrawal” or a “partial withdrawal” (as such terms are defined in Sections 4203 and 4205, respectively, of ERISA) since the effective date of such Sections 4203 and 4205 with respect to any Company Pension Plan that is a “multiemployer plan” within the meaning of Section 4001(a)(3) of ERISA (other than a Company International Employee Plan).  All premiums to the Pension Benefit Guaranty Corporation have been timely paid in full for all Company Pension Plans subject to Title IV of ERISA.  The Pension Benefit Guaranty Corporation has not instituted proceedings to terminate any Company Pension Plan subject to Title IV of ERISA and, to the Knowledge of the Company, no condition exists that presents a risk that such proceedings will be instituted or which would constitute grounds under Section 4042 of ERISA for the termination of, or the appointment of a trustee to administer, such plan.

(d)         With respect to any Company Employee Plan that is an employee welfare benefit plan, (i) no such Company Employee Plan (other than a Company International Employee Plan) is unfunded or funded through a “welfare benefits fund” (as such term is defined in Section 419(e) of the Code); (ii) each such Company Employee Plan (other than a Company International Employee Plan) that is a “group health plan” (as such term is defined in Section 5000(b)(1) of the Code), complies in all material respects with the applicable requirements of Section 4980B(f) of the Code; (iii) each such Company Employee Plan (including any such plan covering retirees or other former employees) may be amended or terminated without material liability to the Company or any of its Subsidiaries on or at any time after the Effective Time; and (iv) no such Company Employee Plan (other than a Company International Employee Plan) provides post-retirement health and welfare benefits to any current or former employee of the Company or any of its Subsidiaries, except as required under Section 4980B of the Code, Part 6 of Title I of ERISA or any other applicable Law.

(e)         Except as set forth in the Company Disclosure Schedule, (i) the consummation of the Merger alone, or in combination with any other event, will not give rise to any liability under any Company Employee Plan, including liability for severance pay, unemployment compensation, termination pay or withdrawal liability, or accelerate the time of payment or vesting or increase the amount of compensation or benefits due to any employee, officer, director, independent contractor, stockholder or other service provider of the Company or any of its Subsidiaries (whether current, former or retired) or their beneficiaries and (ii) any amount that could be received (whether in cash or property or the vesting of property) as a result of the consummation of the Merger or any other transaction contemplated hereby by any employee, officer, director or independent contractor of the Company or any of its Affiliates who is a “disqualified individual” (as such term is defined in proposed Treasury Regulation Section 1.280G-1) under any employment, severance or termination agreement, other compensation arrangement or Company Employee Plan currently in effect would not be characterized as an “excess parachute payment” (as defined in Section 280G(b)(1) of the Code).

(f)         Each Company International Employee Plan has been established, maintained and administered in material compliance with its terms and conditions and with the requirements prescribed by any and all statutory or regulatory laws that are applicable to such Company International Employee Plan. Furthermore, no Company International Employee Plan has unfunded liabilities, that as of the Effective Time, will not be offset by insurance or fully accrued. Except as required by law, no condition exists that would prevent the Company from terminating or amending any Company International Employee Plan at any time for any reason without liability to the Company or its Company ERISA Affiliates (other than ordinary administration expenses or routine claims for benefits).

(g)         The Company has provided or made available to Parent correct and complete copies of: (i) all documents embodying each Company Employee Plan, other than legally-mandated plans, programs and arrangements and each Company Employment Agreement including all amendments thereto and all related trust documents, administrative service agreements, group annuity contracts, group insurance contracts, and policies pertaining to fiduciary liability insurance covering the fiduciaries for each Plan; (ii) the most recent annual actuarial valuations, if any, prepared for each Company Employee Plan; (iii) the three (3) most recent annual reports (Form Series 5500 and all schedules and financial statements attached thereto), if any, required under ERISA or the Code in connection with each Company Employee Plan; (iv) if Company Employee Plan is funded, the most recent annual and periodic accounting of Company Employee Plan assets; (v) the most recent summary plan description together with the summary(ies) of material modifications thereto, if any, required under ERISA with respect to each Company Employee Plan; and (vi) all current IRS determination, opinion, notification and advisory letters, and all applications and correspondence to or from the IRS or the DOJ with respect to any such outstanding application.

3.15        Labor and Employment Matters.  Neither the Company nor any of its Subsidiaries is a party to or bound by any collective bargaining agreement and there are no labor unions, works councils or other organizations representing, purporting to represent or attempting to represent any employee of the Company or any of its Subsidiaries.  Except as set forth in the Company Disclosure Schedule, (i) no strike, slowdown, picketing, work stoppage, concerted refusal to work overtime or other similar labor activity has occurred or been threatened within the past two years or, to the Knowledge of the Company, is anticipated with respect to any employee of the Company or any of its Subsidiaries, (ii) there are no material labor disputes currently subject to any grievance procedure, arbitration or litigation and there is no material representation petition pending, threatened or, to the Knowledge of the Company, anticipated with respect to any employee of the Company or any of its Subsidiaries, (iii) to the Knowledge of the Company, neither the Company nor any of its Subsidiaries has engaged in any unfair labor practices within the meaning of the National Labor Relations Act, and (iv) the Company and each of its Subsidiaries are in compliance in all material respects with all applicable Laws relating to employment and employment practices, workers’ compensation, terms and conditions of employment, worker classification, worker safety, wages and hours, civil rights, discrimination, immigration, collective bargaining, and the Worker Adjustment and Retraining Notification Act, 29 U.S.C. §2109 et seq. or the regulations promulgated thereunder.

3.16        Litigation.  There is no suit, action or proceeding pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries that, individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect, nor is there any material judgment, order or decree outstanding against the Company or any of its Subsidiaries that has had or would reasonably be expected to have a Company Material Adverse Effect.

3.17        Compliance with Applicable Laws.  To the Knowledge of the Company, the Company and its Subsidiaries are, and during the two (2) years prior to the date hereof have been, in compliance with all applicable Laws, except for instances of noncompliance that, individually and in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect.

3.18        Brokers.  No broker, investment banker, financial advisor or other Person, other than Citigroup Global Markets Inc., the fees and expenses of which will be paid by the Company, is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the Merger and the other transactions contemplated hereby based upon arrangements made by or on behalf of the Company.

3.19        Opinion of Financial Advisor.  The Board of Directors of the Company has received the opinion of Citigroup Global Markets Inc. substantially to the effect that, as of the date of such opinion and subject to the limitations and assumptions set forth therein, the Merger Consideration to be received by holders of Company Shares is fair, from a financial point of view, to the holders of Company Shares (other than holders entering into voting agreements and their respective Affiliates).  The Company shall, promptly following receipt of said opinion in written form, furnish an accurate and complete copy of said opinion to Parent for informational purposes only.

3.20        Vote Required.   The required vote by the shareholders of the Company for the approval of this Agreement and to approve the consummation of the Merger and the other transactions contemplated by this Agreement, is the affirmative vote of at least a majority of the voting power of the holders of Company Shares present and voting at the Company Shareholders Meeting in person or by proxy, excluding abstentions (the “Company Shareholder Approval”).

3.21        Related Party Transactions.  Except as would not reasonably be expected to be, individually or in the aggregate, material to the Company, no Related Person of the Company (i) has any right or other interest in any property used in, or pertaining to, the Company’s business; (ii) owns (of record or as a beneficial owner) an equity interest or any other financial or profit interest in a Person that has or has had business dealings or a material financial interest in any transaction with the Company; (iii) is a director, officer, employee or partner of, or consultant to, or lender to or borrower from, any Person which is a competitor, supplier, customer, landlord, tenant, creditor or debtor of the Company or any of its Subsidiaries; (iv) has any interest, directly or indirectly, in any Contract to which the Company is a party or subject or by which it or any of its properties is bound or affected, except for expenses incurred in the ordinary course of business consistent with past practice, and, with regard to employees and officers, other than current compensation and benefits incurred in the ordinary course of business consistent with past practice; (v) owes any amount to the Company or any of its Subsidiaries nor does the Company or any of its Subsidiaries owe any amount to, or has the Company or any of its Subsidiaries committed to make any loan or extend or guarantee credit to or for the benefit of, any Related Person of the Company; and (vi) has any claim or cause of action against the Company or any of its Subsidiaries. The Company is not a guarantor or indemnitor of any material indebtedness of any Related Person of the Company.

3.22        Grants, Incentives and Subsidies.  Section 3.22 of the Company Disclosure Schedule provides a complete list, as of the date hereof, of all pending and outstanding grants, incentives, exemptions and subsidies (collectively, “Grants”) from the Government of the State of Israel or any agency thereof, or from any non-United States governmental or administrative agency, granted to the Company, including grant of Approved Enterprise Status from the Investment Center and grants from OCS.  Section 3.22 of the Company Disclosure Schedule lists, as of the date hereof:  (a) the aggregate amount of each Grant; (b) the aggregate outstanding obligations of the Company under each Grant with respect to royalties; (c) the outstanding amounts to be paid by OCS to the Company.  The Company has made available to Parent, prior to the date hereof, correct copies of all documents evidencing Grants submitted by the Company and of all letters of approval, certificates of completion, and supplements and amendments thereto, granted to the Company, and all material correspondence related thereto.  The Company is in compliance, in all material respects, with the terms and conditions of all Grants has duly fulfilled, in all material respects, all the undertakings required thereby.  To the Knowledge of the Company, there are no events or other set of circumstances which would reasonably be expected to lead to the revocation or material modification of any of the Grants.

3.23        Encryption and Other Restricted Technology.  The Company’s business as currently conducted does not involve the use or development of, or engagement in, encryption technology, or other technology whose development, commercialization or export is restricted under Israeli law, and the Company’s business as currently conducted does not require the Company to obtain a license from the Israeli Ministry of Defense or an authorized body thereof pursuant to Section 2(a) of the Control of Products and Services Declaration (Engagement in Encryption), 1974, or other legislation regulating the development, commercialization or export of technology.

3.24        Insurance.  Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, each insurance policy of the Company or any of its Subsidiaries is in full force and effect and was in full force and effect during the periods of time such insurance policy is purported to be in effect, and neither the Company nor any of the Company’s Subsidiaries is (with or without notice or lapse of time, or both) in breach or default (including any such breach or default with respect to the payment of premiums or the giving of notice) under any such policy.

3.25        Environmental Matters.  Except for matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect:

(a)         the Company and its Subsidiaries are now, and have been during the five (5) years prior to the date hereof, in compliance with all Environmental Laws, which compliance includes obtaining and complying with any permits required by Environmental Law for the operations of the Company and its Subsidiaries, and neither the Company nor any of its Subsidiaries has received any written communication from a Person that alleges that the Company or any of its Subsidiaries is in violation of, or has liability or obligations under, any Environmental Law or any permit issued pursuant to Environmental Law;

(b)         there are no Environmental Claims pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries;

(c)         there have been no Releases of any Hazardous Material that would reasonably be expected to form the basis of any Environmental Claim against the Company or any of its Subsidiaries; and

(d)         neither the Company nor any of its Subsidiaries has retained or assumed, either contractually or, to the Knowledge of the Company, by operation of Law, any liabilities or obligations of another Person that would reasonably be expected to form the basis of any Environmental Claim against the Company or any of its Subsidiaries.

3.26        No Additional Representations and Warranties.  The Company acknowledges that neither Parent nor Merger Sub makes any representation or warranty as to any matter whatsoever except as expressly set forth in this Agreement or in any certificate delivered by Parent or Merger Sub to the Company in accordance with the terms hereof, and specifically (but without limiting the generality of the foregoing) that neither Parent nor Merger Sub makes any representation or warranty with respect to (a) any projections, estimates or budgets delivered or made available to the Company (or any of their respective Affiliates, officers, directors, employees or Representatives) of future revenues, results of operations (or any component thereof), cash flows or financial condition (or any component thereof) of Parent or its Subsidiaries or (b) the future business and operations of Parent or its Subsidiaries.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Parent and Merger Sub jointly and severally represent and warrant to the Company as follows:

4.1          Organization, Standing and Power.  Each of Parent and Merger Sub is duly organized, validly existing and, to the extent applicable, in good standing under the Laws of the jurisdiction in which it is organized and has full corporate power and authority to conduct its businesses as presently conducted.  Parent and Merger Sub are duly qualified to do business in each jurisdiction where the nature of its business or its ownership or leasing of its properties make such qualification necessary and the failure to so qualify has had or would reasonably be expected to have a Parent Material Adverse Effect.  Parent has made available to the Company true and complete copies of the certificate of incorporation of Parent, as amended through the date of this Agreement (as so amended, the “Parent Certificate”), and the By-laws of Parent, as amended through the date of this Agreement (together with the Parent Certificate, the “Parent Charter Documents”) and the comparable charter and organizational documents of Merger Sub, as amended through the date of this Agreement.  Merger Sub is a wholly-owned indirect Subsidiary of Parent.

4.2          Merger Sub.

(a)         All the outstanding shares of capital stock of Merger Sub have been validly issued and are fully paid and nonassessable and are indirectly owned by Parent free and clear of all Liens.

(b)         Since the date of its incorporation, Merger Sub has not carried on any business or conducted any operations other than the execution of this Agreement and the transactions contemplated hereby to which it is a party, the performance of its obligations hereunder and thereunder and matters ancillary thereto.

(c)         The authorized capital stock of Merger Sub consists of 10,000 ordinary shares, par value NIS 1.00 per share.

4.3          Authority; Execution and Delivery; Enforceability.

(a)         Each of Parent and Merger Sub has all requisite corporate power and authority to execute and deliver this Agreement.  The execution and delivery by Parent and Merger Sub of this Agreement and the consummation by Parent and Merger Sub of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Parent and Merger Sub.  Each of Parent and Merger Sub has duly executed and delivered this Agreement, and this Agreement constitutes its legal, valid and binding obligation, enforceable against it in accordance with its terms.

(b)         The Board of Directors of Parent has: (i) determined that this Agreement, the Merger and the other transactions contemplated by this Agreement are fair to, and in the best interests of, Parent and its stockholder and that, considering the financial position of the merging companies, no reasonable concern exists that the Surviving Corporation will be unable to fulfill the obligations of Merger Sub to its creditors existing as of immediately prior to the Effective Time; and (ii) approved this Agreement, the Merger and the other transactions contemplated by this Agreement.

(c)         The Board of Directors of Merger Sub has by unanimous written consent: (i) determined that this Agreement, the Merger and the other transactions contemplated by this Agreement are fair to, and in the best interests of, Merger Sub and its shareholder and that, considering the financial position of the merging companies, no reasonable concern exists that the Surviving Corporation will be unable to fulfill the obligations of Merger Sub to its creditors existing as of immediately prior to the Effective Time; (ii) approved this Agreement, the Merger and the other transactions contemplated by this Agreement; and (iii) determined to recommend that the shareholder of Merger Sub approve the Merger and the other transactions contemplated by this Agreement.

4.4          No Conflicts; Consents.

(a)         The execution and delivery by each of Parent and Merger Sub of this Agreement does not, and the consummation of the Merger and the other transactions contemplated hereby will not, conflict with, or result in any violation of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancelation or acceleration of any obligation or to loss of a material benefit under, or to increased, additional, accelerated or guaranteed rights or entitlements of any Person under, or result in the creation of any Lien upon any of the properties or assets of Parent or Merger Sub, any provision of (i) the Parent Charter Documents, (ii) any Contract to which Parent or Merger Sub is a party or by which any of their respective properties or assets is bound or (iii) subject to the filings and other matters referred to in Section 4.4(b), any material Law applicable to Parent or Merger Sub or their respective properties or assets other than, in the case of clauses (ii) or (iii) above, any such items that, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect.

(b)         Other than with respect to procedures under the Israeli Companies Law, the execution and delivery of this Agreement by Parent and Merger Sub does not and the consummation of the transactions contemplated hereby do not, and the performance of this Agreement and the transactions contemplated hereby by Parent and Merger Sub shall not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Entity or any third party, except (i) for applicable requirements, if any, of the Securities Act, the Exchange Act, Blue Sky Laws, Israeli Securities Law, the HSR Act, the approval of the Investment Center, the notice to the OCS, the rules and regulations of Nasdaq, and such other filings, notices, permits, authorizations, consents or approvals as may be required by reason of the status of Parent, Merger Sub or their Affiliates, and (ii) where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

4.5         Litigation.  There is no suit, action or proceeding pending or, to the Knowledge of Parent, threatened against Parent, Merger Sub or Guarantor (or their Affiliates) that, individually or in the aggregate, has had or would reasonably be expected to have a Parent Material Adverse Effect, nor is there any material judgment, order or decree outstanding against Parent, Merger Sub or Guarantor (or their Affiliates) that has had or would reasonably be expected to have a Parent Material Adverse Effect.

4.6         Brokers.  No broker, investment banker, financial advisor or other Person, other than Moelis & Company the fees and expenses of which will be paid by Parent, is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the Merger and the other transactions contemplated hereby based upon arrangements made by or on behalf of Parent or Merger Sub.

4.7         Vote Required.  No vote or consent of the holders of any class or series of capital stock of Parent is necessary to approve this Agreement or the Merger or the transactions contemplated hereby.  The vote or consent of the sole shareholder of Merger Sub, which shareholder is a 100% indirect subsidiary of Parent, is the only vote or consent of the holders of any class or series of capital stock of Merger Sub necessary to approve this Agreement or the Merger or the transactions contemplated hereby.

4.8         Financing.

(a)         Parent has delivered to the Company by the Determination Date a true and complete copy, as of the date hereof, of the executed commitment letters from the Royal Bank of Canada and the Bank of Montreal and certain of their affiliates and Newstone Capital Partners, LLC (the “Debt Commitment Letters”), pursuant to which, and subject to the terms and conditions thereof, the lender parties thereto have committed to lend the amounts set forth therein to Parent or its Subsidiaries for the purpose of funding the transactions contemplated by this Agreement (as may be amended, modified or replaced in accordance with this Agreement, the “Debt Financing”).  Parent has delivered to the Company a true and complete copy of the executed commitment letter (the “Equity Commitment Letter” and, together with the Debt Commitment Letters, the “Financing Commitments”) from the Guarantor pursuant to which, and subject to the terms and conditions thereof, the Guarantor has committed to invest the amounts set forth therein (as may be amended, modified or replaced in accordance with this Agreement, the “Equity Financing” and, together with the Debt Financing, the “Financing”).

(b)         As of the date of this Agreement:  (i) the Financing Commitments are in full force and effect and have not been withdrawn or terminated or otherwise amended, supplemented or modified in any respect; (ii) each of the Financing Commitments, in the form so delivered, is a legal, valid and binding obligation of Parent and, to the Knowledge of Parent, the other parties thereto; (iii) other than customary letters with respect to fees or indemnities or as disclosed to the Company, there are no other agreements, side letters or arrangements relating to the Financing Commitments; (iv) no event has occurred which, with or without notice, lapse of time or both, would constitute a default or breach on the part of Parent under any term or condition of the Financing Commitments; and (v) Parent has no reason to believe that it could be unable to satisfy on a timely basis any term or condition of closing to be satisfied by it contained in the Financing Commitments.  Parent has fully paid or caused to be paid any and all commitment fees or other fees required by the Financing Commitments to be paid on or before the date of this Agreement.  The Financing Commitments contain all of the conditions precedent to the obligations of the parties thereunder to make the Financing available to Parent on the terms therein.  Subject to the terms and conditions of the Financing Commitments, and assuming the satisfaction of the conditions to Parent’s and Merger Sub’s obligations to consummate the Merger as set forth herein, the aggregate proceeds from the Financing, together with the cash and cash equivalents of the Company and its Subsidiaries, are sufficient to fund all of the amounts required to be provided by Parent for the consummation of the transactions contemplated hereby, and are sufficient for the satisfaction of all of Parent’s obligations under this Agreement, including the payment of the Merger Consideration, all amounts required to be paid under Section 2.6 and the payment of all associated costs and expenses of the Merger (including any repayment or refinancing of indebtedness of Parent, the Merger Sub or the Company required in connection therewith).

4.9         Solvency.  Parent and Merger Sub are not entering into the transactions contemplated by this Agreement with the actual intent to hinder, delay or defraud either present or future creditors of the Company or any of its subsidiaries. As of the Effective Time, assuming (i) satisfaction of the conditions to Parent’s and Merger Sub’s obligations to consummate the Merger as set forth herein, and (ii) the accuracy of the representations and warranties of the Company set forth in Article III hereof (for such purposes, such representations and warranties shall be true and correct in all material respects without giving effect to any knowledge, materiality or “Company Material Adverse Effect” qualification or exception) and (iii) any estimates, projections or forecasts of the Company and its subsidiaries provided by the Company to Parent have been prepared in good faith based on assumptions that were reasonable and continue to be reasonable, immediately after giving effect to all of the transactions contemplated by this Agreement (including the Financing), the Surviving Corporation will be Solvent.  As used in this Section 4.9, the term “Solvent” means, with respect to a particular date, that on such date, (x) the sum of the assets, at a fair valuation, of the Surviving Corporation (on a consolidated basis) will exceed its debts, (y) the Surviving Corporation (on a consolidated basis) has not incurred and does not intend to incur, and does not believe that it will incur, debts beyond its ability to pay such debts as such debts mature and (z) the Surviving Corporation (on a consolidated basis) has sufficient capital with which to conduct its business.  For purposes of this Section 4.9, “debt” means any liability on a claim, and “claim” means any (i) right to payment whether or not such a right is reduced to judgment, liquidated, unliquidated, fixed, contingent, matured, unmatured, disputed, undisputed, legal, equitable, secured or unsecured and (ii) any right to an equitable remedy for breach of performance if such breach gives rise to a payment, whether or not such right to an equitable remedy is reduced to judgment, fixed, contingent, matured, unmatured, disputed, undisputed, secured or unsecured.

4.10       Guaranty.  Concurrently with the execution of this Agreement, Parent has delivered to the Company the duly executed Guaranty. The Guaranty is in full force and effect and is the valid, binding and enforceable obligation of the Guarantor, and no event has occurred, which, with or without notice, lapse of time or both, would constitute a default on the part of such Guarantor under such Guaranty.

4.11       No Additional Representations and Warranties.  Parent and Merger Sub acknowledge that the Company makes no representation or warranty as to any matter whatsoever except as expressly set forth in this Agreement or in any certificate delivered by the Company to Parent or Merger Sub in accordance with the terms hereof, and specifically (but without limiting the generality of the foregoing) that the Company makes no representation or warranty with respect to (a) any projections, estimates or budgets delivered or made available to Parent or Merger Sub (or any of their respective Affiliates, officers, directors, employees or Representatives) of future revenues, results of operations (or any component thereof), cash flows or financial condition (or any component thereof) of the Company or its Subsidiaries or (b) the future business and operations of the Company or its Subsidiaries.

ARTICLE V

COVENANTS RELATING TO CONDUCT OF BUSINESS

5.1         Conduct of Business by the Company.  Except for matters set forth in Section 5.1 of the Company Disclosure Schedule or otherwise contemplated by this Agreement or as required by applicable Law, from the date of this Agreement to the Effective Time, the Company shall, and shall cause each of its Subsidiaries to, conduct its business in the ordinary course consistent with past practice and, to the extent consistent therewith, use commercially reasonable efforts to preserve intact its current business organization and Approved Enterprise and Benefitted Enterprise status, keep available the services of its current officers and employees and maintain its relationships with customers, suppliers, licensors, licensees, distributors and others having business dealings with them.  In addition, and without limiting the generality of the foregoing, except for matters set forth in Section 5.1 of the Company Disclosure Schedule or otherwise contemplated by this Agreement or as required by applicable Law, from the date of this Agreement to the Effective Time, the Company shall not, and shall not permit any of its Subsidiaries to, do any of the following without the prior written consent of Parent, which consent shall not be unreasonably withheld, delayed or conditioned:

(a)         (i) declare, set aside or pay any dividends on, or make any other distributions in respect of, any of its capital stock, other than dividends and distributions by a direct or indirect wholly-owned Subsidiary of the Company to its parent company, (ii) split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock, or (iii) purchase, redeem or otherwise acquire any shares of capital stock of the Company or any of its Subsidiaries or any other securities thereof or any rights, warrants or options to acquire any such shares or other securities;

(b)        issue, deliver, sell or grant (i) any shares of its capital stock or other voting securities, (ii) any securities convertible into or exchangeable for, or any options, warrants or rights to acquire, any such shares, voting securities or convertible or exchangeable securities or (iii) any “phantom” stock, “phantom” stock rights, stock appreciation rights or stock-based performance units, other than the issuance of Company Shares upon the exercise of Company Stock Options by any employee, officer or director of the Company outstanding on the date of this Agreement and in accordance with their present terms;

(c)        amend the Company Charter Documents or other comparable charter or organizational documents of any Subsidiary of the Company;

(d)        in any single transaction or series of related transactions having a purchase price (including any assumed debt) in excess of $2 million in the aggregate, acquire or agree to acquire (i) any Person or business, whether by merging or consolidating with, or by purchasing a substantial equity interest in or portion of the assets of such Person or business, or otherwise or (ii) any assets that are material, individually or in the aggregate, to the Company and its Subsidiaries, taken as a whole;

(e)         (i) subject to Section 5.1(b), grant or announce any incentive awards or any increase in compensation, severance or termination pay to any employee, officer, director or other service provider of the Company or any of its Subsidiaries, except in the ordinary course of business consistent with past practice or to the extent required under existing Company Employee Plans or existing Company Employment Agreements or by applicable Law, (ii) hire any new employees or officers, except in the ordinary course of business consistent with past practice with respect to employees or officers with an annual base salary and incentive compensation opportunity not to exceed $200,000 per employee or officer, (iii) establish, adopt, enter into, amend, modify or terminate in any material respect any collective bargaining agreement or Company Employee Plan, or (iv) take any action to accelerate any rights or benefits, pay or agree to pay any pension, retirement allowance, termination or severance pay, bonus or other employee benefit, or make any material determinations not in the ordinary course of business consistent with prior practice, under any collective bargaining agreement or Company Employee Plan;

(f)         make any change in accounting methods, principles or practices materially affecting the reported consolidated assets, liabilities or results of operations of the Company, except insofar as may have been required by a change in GAAP;

(g)        sell, lease (as lessor), license or otherwise dispose of or subject to any Lien (other than any Permitted Lien) any properties or assets that are material, individually or in the aggregate, to the Company and its Subsidiaries, taken as a whole, except licenses of or other grants of rights to use Intellectual Property in the ordinary course of business consistent with past practice and sales of inventory and excess or obsolete assets in the ordinary course of business consistent with past practice;

(h)        incur any indebtedness for borrowed money or guarantee any such indebtedness of another Person, issue or sell any debt securities or warrants or other rights to acquire any debt securities of the Company or any of its Subsidiaries, guarantee any debt securities of another Person, enter into any “keep well” or other agreement to maintain any financial statement condition of another Person or enter into any arrangement having the economic effect of any of the foregoing;

(i)         make or agree to make any new capital expenditure or expenditures (other than in the ordinary course of business or capital expenditures that are contemplated by the Company’s annual budget for 2011 and capital expenditure plan for 2012 which have been made available to Parent) that are in excess of $2.5 million in the aggregate;

(j)         with respect to any Company Intellectual Property, except in the ordinary course of business consistent with past practice, and except for agreements between or among the Company and its Subsidiaries, (A) encumber, impair, abandon, fail to maintain, transfer, license to any Person (including through an agreement with a reseller, distributor, franchisee or other similar channel partner), or otherwise dispose of any right, title or interest of the Company or any of its Subsidiaries in any Company Intellectual Property or Company Software Products or (B) divulge, furnish to or make accessible any material confidential or other non-public information in which the Company or any of its Subsidiaries has trade secret or equivalent rights within the Company Intellectual Property to any Person who is not subject to an enforceable written agreement to maintain the confidentiality of such confidential or other non-public information;

(k)         make or change any material Tax election or settle or compromise any Tax liability or claim in excess of $1 million in the aggregate;

(l)         waive, release, assign, settle or compromise any claim, action or proceeding, other than waivers, releases, assignments, settlements or compromises that (i) involve the payment of monetary damages equal to or lesser than the amounts specifically reserved with respect thereto on the balance sheet as of December 31, 2010 included in the Company SEC Documents or that do not exceed $1 million individually or in the aggregate, (ii) if involving any non-monetary outcome, will not have a material effect on the continuing operations of the Company and (iii) are with respect to ordinary course customer disputes;

(m)       enter into any new line of business outside of the Company’s existing business; or

(n)        authorize any of, or commit or agree to take any of, the foregoing actions. For purposes of this Section 5.1, if any action, transaction or omission is permitted by the terms of a subsection hereof that specifically relates to the subject matter of the subsection, such action, transaction or omission shall be deemed permitted under all other subsections of this Section 5.1 even if such action, transaction or omission has ancillary effects on other subject matters contemplated by other subsections of this Section 5.1.  Nothing contained in this Agreement is intended to give Parent, directly or indirectly, the right to control or direct the operations of the Company or any of its Subsidiaries prior to the Effective Time.  Prior to the Effective Time, the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations.

ARTICLE VI

ADDITIONAL AGREEMENTS

6.1         Proxy Statement; Company Shareholders Meeting; Other Filings.

(a)         As promptly as practicable after the execution and delivery of this Agreement, the Company shall prepare and cause to be mailed to the shareholders of the Company a proxy statement relating to the Company Shareholders Meeting and form of proxy in connection with the vote of the shareholders of the Company with respect to obtaining the Company Shareholder Approval (such proxy statement, together with any amendments thereof or supplements thereto, is referred to herein as the “Proxy Statement”).  Parent shall promptly provide to the Company all such information concerning its business and financial statements and affairs as reasonably may be required or appropriate for inclusion in the Proxy Statement, or in any amendments or supplements thereto, and Parent shall cause its counsel and auditors to cooperate with counsel and auditors of the Company in the preparation of the Proxy Statement.  The Company shall cause the Proxy Statement, at the time of the mailing of the Proxy Statement or any amendments or supplements thereto, and at the time of the Company Shareholders Meeting, to not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, however, that no representation or warranty is made by the Company with respect to information supplied by Parent for inclusion or incorporation by reference in the Proxy Statement.  The Company shall notify Parent promptly upon the receipt of any comments or written communication from any government officials with respect to, and of any request by any government officials for amendments or supplements to, the Proxy Statement or any Other Filing, or for additional information with respect thereto, and shall supply Parent with copies of all correspondence between the Company or any of its Representatives, on the one hand, and any government officials, on the other hand, with respect to the Proxy Statement or any Other Filing.  Parent and its Representatives shall be given a reasonable opportunity to review and comment on the Proxy Statement and any material related to the Company Shareholders Meeting (and any adjustment or postponement thereof), in each case each time before such document (or any amendment thereto) is published, and reasonable and good faith consideration shall be given to any comments made by Parent and its Representatives.  The Company shall allow Parent and its Representatives to participate in any meetings, telephone calls or similar communications between Representatives of the Company and any government officials with respect to the Proxy Statement or any Other Filing.  The Company shall respond to, and use its reasonable best efforts to address, any comments of any government officials with respect to the Proxy Statement as promptly as practicable after receipt thereof.

(b)         The Company will, as promptly as practicable following the date hereof, duly call, give notice of, and, in accordance with the requirements of applicable Law, including the Israeli Companies Law, the Company Charter Documents, and the rules of the Nasdaq and TASE, as applicable, convene and hold a meeting of its shareholders (the “Company Shareholders Meeting”) for the purpose of obtaining the Company Shareholder Approval.  Subject to Section 6.6(e), the Board of Directors of the Company shall cause the Proxy Statement to include the Company Recommendation.  The Company shall use reasonable best efforts to obtain the Company Shareholder Approval.  The Company may adjourn or postpone the Company Shareholders Meeting: (i) if and to the extent necessary to provide any necessary supplement or amendment to the Proxy Statement to the Company’s shareholders in advance of a vote to obtain the Company Shareholder Approval; or (ii) if, as of the time for which the Company Shareholders Meeting is originally scheduled, there are insufficient holders of Company Shares represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the Company Shareholders Meeting.

(c)         As promptly as practicable after the date of this Agreement, the Company shall prepare and file any other filings required to be filed by it under the Exchange Act or any other federal, non-United States or related Law, or pursuant to the requirements of any stock market or stock exchange, relating to the Merger and the other transactions contemplated by this Agreement (the “Other Filings”).

(d)         The Company shall cause all documents that it is responsible for filing with the SEC or any other Governmental Entity (and all information that it supplies for inclusion in such filing by the other party) to comply as to form and substance in all material respects with applicable Law, including, as applicable, (i) the Exchange Act, (ii) the Securities Act, (iii) the rules and regulations of the Nasdaq and the TASE, and (iv) the requirements of the Israeli Companies Law and the Israeli Securities Law. Whenever any event occurs which is required to be set forth in an amendment or supplement to any such document, the Company shall promptly inform Parent of such occurrence and cooperate in filing with any government officials, and/or mailing to the shareholders or, if applicable, creditors, of the Company, such amendment or supplement. All filings by the Company with the SEC or any other Governmental Entity in connection with the transactions contemplated hereby, including any amendments or supplements thereto, shall be made only upon the receipt of the prior review and approval thereof by Parent (which approval shall not be unreasonably withheld, conditioned or delayed).

(e)         The Company will as promptly as practicable following the date hereof file an application with the District Court of Tel Aviv, Israel to withdraw any requests or application filed by the Company in connection with the S1 Merger Agreement and shall use its reasonable best efforts to procure as promptly as practicable the removal of such requests or application, including submitting any required affidavits by its officers in support of such withdrawal application.

6.2         Notification.  Each of Parent and the Company shall give prompt written notice to the other (and will subsequently keep the other informed on a current basis of any developments related to such notice) upon its becoming aware of the occurrence or existence of any fact, event or circumstance that is reasonably likely to result in any of the conditions set forth in Article VII not being able to be satisfied prior to the Termination Date; provided, however, that the delivery of any notice pursuant to this Section 6.2 shall not, and shall not be deemed to, cure any breach of any representation or warranty requiring disclosure of such matter at or prior to the date of this Agreement or affect any of the conditions set forth in Article VII or otherwise limit or affect the remedies available.

6.3         Israeli Approvals.

(a)         Government Filings.  Without derogating from the foregoing, each party hereto shall use its reasonable best efforts to deliver and file, as promptly as practicable after the date hereof, each notice, report or other document required to be delivered by such party to, or filed by such party with, any Israeli Governmental Entity with respect to the Merger.  Without limiting the generality of the foregoing, the Company shall use reasonable best efforts to obtain, as promptly as practicable after the date hereof, the approval of the OCS, the approval of the Investment Center and any other consents or approvals that may be required in connection with the Merger, and Parent shall provide to the OCS and the Investment Center any information requested by such authorities and shall execute an undertaking in customary form, to comply with the OCS Laws and regulations.

(b)         Withholding Rulings.  As soon as reasonably practicable after the execution of this Agreement, the Company shall cause its Israeli counsel, advisors and/or accountants to prepare and file with the Israeli Income Tax Authority an application in form and substance reasonably acceptable to Parent and Merger Sub for a ruling concerning the Israeli withholding Tax treatment of the Merger that will include specific arrangements concerning withholding Taxes under which neither Parent nor the Paying Agent will be obligated to withhold any Taxes from the Merger Consideration or which clearly instructs Parent and Paying Agent how such withholding at source is to be executed (which instruction shall not require Parent or Paying Agent to apply discretion or conduct any enquiry other than a review of the documents provided by a holder of Company Shares or Company Stock Options, as required under the Withholding Ruling) and, in particular, with respect to the classes or categories of holders or former holders of Company Shares or Company Stock Options from which Tax is to be withheld (if any), the rate or rates of withholding to be applied (“Withholding Ruling”).  Each of the Company and Parent shall cause its respective Israeli counsel to coordinate all activities, and to cooperate with each other, with respect to the preparation and filing of such application and in the preparation of any written or oral submissions that may be necessary, proper or advisable to obtain the Withholding Ruling.  Subject to the terms and conditions hereof, the Company and Parent shall use reasonable best efforts to promptly take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable Law to obtain the Withholding Ruling as promptly as practicable.  The Company shall be permitted to comply with any conditions contained in the Withholding Ruling or requests made by the Israeli Tax Authority in connection with its delivery of such rulings.  Parent will agree to be subject to the principles set forth in Section 6.3(b) of the Company Disclosure Schedule if so required by the Israeli Tax Authority as a condition for the issuance of the Withholding Ruling; provided that Parent’s tax advisors provide their prior written consent (not to be unreasonably withheld, conditioned or delayed) to all correspondence with the Israeli Tax Authority in connection with the Withholding Ruling application and are afforded the opportunity to participate in all meetings and calls with representatives of the Israeli Tax Authority held in connection with such application.  Parent will not be required to agree to be subject to the terms set forth in Section 6.3(b) of the Company Disclosure Schedule if Parent provides to the Company notice prior to the Effective Date that Parent, the Surviving Corporation and the Paying Agent will not withhold Israeli taxes out of the Merger Consideration payable with respect to Company Shares to: (i) non-Israeli shareholders who acquired their shares following the initial public offering of the Company based on a certificate in customary form provided by each such shareholder; and (ii) shareholders who hold their Company Shares through an Israeli Financial Institution (as defined in the Income Tax regulations (withholding from consideration, payment or capital gain from the sale of securities, sale of mutual fund or future transaction), 2002) (each of (i) and (ii), an “Exempted Shareholder”).

(c)         Nasdaq and TASE De-Listing of Company Shares.  Prior to the Closing Date, the Company shall cooperate with Parent and use reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable Law and rules and policies of Nasdaq and the TASE to enable the de-listing by the Surviving Corporation of the Company Shares from Nasdaq and the TASE and the deregistration of the Company Shares under the Exchange Act effective as of the Closing Date.

(d)         Section 102 Securities Tax Ruling.  As soon as reasonably practicable after the execution of this Agreement, the Company shall instruct its Israeli counsel, advisors and/or accountants to prepare and file with the Israeli Tax Authority an application in form and substance reasonably acceptable to Parent and Merger Sub for a ruling providing, among other things, that: (i) Parent and the Paying Agent and anyone on their behalf shall be exempt from withholding tax in respect to any consideration paid directly to the 102 Trustee or the Company, and (ii) the payments made in respect to Company Stock Options issued under Section 102(b) of the Ordinance and Company Shares issued upon exercise or vesting of Company Stock Options, issued under Section 102(b) of the Ordinance (including any restricted Company Shares) (the “Company 102 Securities”), will not be treated as a breach of the provisions of Section 102(b) of Ordinance, provided that the applicable consideration deliverable to holders of said Company 102 Securities would be deposited for the duration of the minimum holding period required under Section 102(b) of the Ordinance with the 102 Trustee in accordance with said Section 102 (a “Section 102 Ruling”); provided, however, that the required consents under the Section 102 Ruling shall not be unreasonably withheld, conditioned or delayed.

6.4         Merger Proposal.  As promptly as reasonably practicable after the execution and delivery of this Agreement, (a) the Company and Merger Sub shall cause a merger proposal (in the Hebrew language) (the “Merger Proposal”) to be executed in accordance with Section 316 of the Israeli Companies Law, (b) the Company shall call the Company Shareholders Meeting and Merger Sub shall call a meeting of its shareholder (the “Merger Sub Shareholder Meeting”), to be held no later than the date of the Company Shareholders Meeting and at which Parent shall cause the shareholder of Merger Sub to approve this Agreement, the Merger and the other transactions contemplated by this Agreement, and (c) within three (3) days from the date of calling of the Company Shareholders Meeting and the Merger Sub Shareholder Meeting, as applicable, each of the Company and Merger Sub, shall deliver and file the Merger Proposal with the Companies Registrar.  Each of the Company and Merger Sub shall cause a copy of the Merger Proposal to be delivered to each of their secured creditors no later than three (3) days after the date on which the Merger Proposal is delivered to the Companies Registrar, and shall promptly inform its non-secured creditors of the Merger Proposal and its contents in accordance with Section 318 of the Israeli Companies Law.  Promptly after the Company and Merger Sub shall have complied with the preceding sentence, the Company and Merger Sub shall inform the Companies Registrar, in accordance with Section 317(b) of the Israeli Companies Law, that notice was given to their respective creditors under Section 318 of the Israeli Companies Law.  In addition to the above, each of the Company and, if applicable, Merger Sub, shall (i) publish a notice to its creditors, stating that a Merger Proposal was submitted to the Companies Registrar and that the creditors may review the Merger Proposal at the office of the Companies Registrar, the Company’s registered offices or Merger Sub’s registered offices, as applicable, and at such other locations as the Company or Merger Sub, as applicable, may determine, in (A) two daily Hebrew newspapers circulated in Israel, on the day that the Merger Proposal is submitted to the Companies Registrar, (B) a newspaper circulated in New York City, no later than three (3) Business Days following the day on which the Merger Proposal was submitted to the Companies Registrar, and (C) in such other manner as may be required by applicable Law, (ii) within four Business Days from the date of submitting the Merger Proposal to the Companies Registrar, send a notice by registered mail to all of the “Substantial Creditors” (as such term is defined in the regulations promulgated under the Israeli Companies Law) of which the Company or Merger Sub, as applicable, is aware, in which it shall state that a Merger Proposal was submitted to the Companies Registrar and that the creditors may review the Merger Proposal at such additional locations, if such locations were determined in the notice referred to in sub-Section (i) above, and (iii) send to the “workers committee” or display in a prominent place at the Company’s premises, a copy of the notice published in a daily Hebrew newspaper (as referred to in sub-Section (i)(A) above), no later than three (3) Business Days following the day on which the Merger Proposal was submitted to the Companies Registrar.

6.5         Confidentiality; Access to Information.  The parties hereto acknowledge and agree that the Company and the Guarantor have previously executed a Non-Disclosure Agreement, entered into on or about July 8, 2011 (the “Non-Disclosure Agreement”), which Non-Disclosure Agreement will continue to be in full force and effect in accordance with its terms except as otherwise provided herein.  Each of Parent and the Company will afford the other parties hereto and the other parties’ accountants, counsel and other Representatives reasonable access during normal business hours, upon reasonable notice, to its properties, books, records and personnel during the period prior to the Effective Time to obtain all information concerning its business as the other may reasonably request.  Each of the parties hereto will hold, and will cause its accountants, counsel and other Representatives to hold, in confidence all documents and information furnished to it by or on behalf of another party to this Agreement in connection with the transactions contemplated by this Agreement pursuant to the terms of the Non-Disclosure Agreement.  Notwithstanding the foregoing, neither the Company nor Parent shall be required to afford such access if it would unreasonably disrupt the operations of such party or any of its Subsidiaries, would be reasonably likely to result in a violation of any agreement to which such party or any of its Subsidiaries is a party (provided that the Company or Parent, as the case may be, has used its reasonable best efforts to find an alternative way to provide the access or information contemplated by this Section 6.5), would be reasonably likely to result in a risk of a loss of attorney-client or other similar privilege to such party or any of its Subsidiaries or would be reasonably likely to result in a violation of any applicable Law.  No information or knowledge obtained by a party hereto in any investigation pursuant to this Section 6.5 will affect or be deemed to modify any representation or warranty contained herein or the conditions to the obligations of the parties to consummate the Merger.

6.6         Non-Solicitation by the Company.

(a)         The Company agrees that neither it nor any of its Subsidiaries, nor any of their respective officers, directors or employees, shall, and that it shall use its reasonable best efforts to cause its and their respective Representatives not to (and shall not authorize or give permission to its and their respective Representatives to), directly or indirectly: (i) solicit, initiate, seek or knowingly encourage the making, submission or announcement of any Company Acquisition Proposal, (ii) furnish any nonpublic information regarding the Company or any of its Subsidiaries to any Person in connection with or in response to a Company Acquisition Proposal, (iii) continue or otherwise engage or participate in any discussions or negotiations with any Person with respect to any Company Acquisition Proposal, (iv) except in connection with a Company Change of Recommendation pursuant to Section 6.6(e), approve, endorse or recommend any Company Acquisition Proposal, or (v) except in connection with a Company Change of Recommendation pursuant to Section 6.6(e), enter into any letter of intent, arrangement, agreement or understanding relating to any Company Acquisition Transaction; provided, however, that this Section 6.6 shall not prohibit (A) the Board of Directors of the Company or any committee thereof, directly or indirectly through any officer, employee or Representative, prior to obtaining the Company Shareholder Approval, from furnishing nonpublic information regarding the Company or any of its Subsidiaries to, or entering into or participating in discussions or negotiations with, any Person in response to an unsolicited, bona fide Company Acquisition Proposal that the Board of Directors of the Company or any committee thereof concludes in good faith, after consultation with outside legal counsel and a financial advisor, constitutes or would reasonably be expected to result in a Company Superior Offer if (1) the Board of Directors of the Company or any committee thereof concludes in good faith, after consultation with its outside legal counsel, that the failure to take such action with respect to such Company Acquisition Proposal would be reasonably likely to result in a breach of its fiduciary duties under applicable Law, (2) such Company Acquisition Proposal did not result from a material breach of this Section 6.6, (3) prior thereto the Company has given Parent the notice required by Section 6.6(b), and (4) the Company furnishes any nonpublic information provided to the maker of the Company Acquisition Proposal only pursuant to a confidentiality agreement between the Company and such Person containing customary terms and conditions that in the aggregate are not materially less restrictive than those contained in the Non-Disclosure Agreement; or (B) the Company from complying with Rule 14d-9 or Rule 14e-2 promulgated under the Exchange Act with regard to any Company Acquisition Proposal, including any so called “stop, look and listen” communications, or making any other statement or disclosure that the Company determines in good faith, after consultation with its outside legal counsel, that the failure of the Company to make such statement or disclosure would reasonably be expected to be a violation of applicable Law; provided that the Board of Directors of the Company may make a Company Change of Recommendation only in accordance with Section 6.6(e).

(b)         The Company shall promptly, and in no event later than twenty-four (24) hours after its receipt of any Company Acquisition Proposal, or any request for nonpublic information relating to the Company or any of its Subsidiaries in connection with a Company Acquisition Proposal, advise Parent orally and in writing of such Company Acquisition Proposal or request (including providing the identity of the Person making or submitting such Company Acquisition Proposal or request, and, (i) if it is in writing, a copy of such Company Acquisition Proposal and any related draft agreements and (ii) if oral, a reasonably detailed summary thereof that is made or submitted by any Person during the period between the date hereof and the Closing Date).  The Company shall keep Parent informed on a prompt basis with respect to any change to the material terms of any such Company Acquisition Proposal (and in no event later than twenty-four (24) hours following any such change), including providing Parent with a copy of any draft agreements and modifications thereof.

(c)         Upon the execution of this Agreement, the Company shall, and shall cause its Subsidiaries and its and their respective officers, directors and employees, and shall use its reasonable best efforts to cause its and their respective Representatives to, immediately cease and terminate any existing activities, discussions or negotiations between the Company or any of its Subsidiaries or any of their respective officers, directors, employees or Representatives and any Person that relate to any Company Acquisition Proposal and shall use reasonable best efforts to obtain the prompt return or destruction of any confidential information previously furnished to such Persons with respect thereto within twelve (12) months prior to the date hereof.

(d)         Except as otherwise provided in Section 6.6(e), the Board of Directors of the Company (or any committee thereof) may not (i) withhold, withdraw or modify, or publicly propose to withhold, withdraw or modify, the Company Recommendation in a manner adverse to Parent or make any statement, filing or release, in connection with obtaining the Company Shareholder Approval or otherwise, inconsistent with the Company Recommendation, (ii) approve, endorse or recommend any Company Acquisition Proposal (any of the foregoing set forth in clauses (i) and (ii), a “Company Change of Recommendation”) or (iii) enter into a written definitive agreement providing for a Company Acquisition Transaction.

(e)         The Board of Directors of the Company or any committee thereof may at any time prior to receipt of the Company Shareholder Approval (i) effect a Company Change of Recommendation in respect of a Company Acquisition Proposal, and/or (ii) if it elects to do so in connection with or following a Company Change of Recommendation, terminate this Agreement pursuant to Section 8.1(d)(ii) in order to enter into a written definitive agreement providing for a Company Acquisition Transaction, if (and only if): (A) a Company Acquisition Proposal is made to the Company by a third party, and such offer is not withdrawn; (B) the Board of Directors of the Company or such committee thereof determines in good faith after consultation with outside legal counsel and a financial advisor that such offer constitutes a Company Superior Offer; (C) following consultation with outside legal counsel, the Board of Directors of the Company or such committee thereof determines that failure to take such action would be reasonably likely to result in a breach of its fiduciary duties under applicable Law; (D) the Company provides Parent five (5) Business Days’ prior written notice of its intention to take such action, which notice shall include the information with respect to such Company Superior Offer that is specified in Section 6.6(b) (it being understood that any material revision or amendment to the terms of such Company Superior Offer shall require a new notice and, in such case, all references to five (5) Business Days in this Section 6.6(e) shall be deemed to be two (2) Business Days); and (E) at the end of the five (5) Business Day period described in clause (D), the Board of Directors of the Company or such committee thereof again makes the determination in good faith after consultation with outside legal counsel and a financial advisor (after negotiating in good faith with Parent and its Representatives if requested by Parent during such five (5) Business Day period regarding any adjustments or modifications to the terms of this Agreement proposed by Parent and taking into account any such adjustments or modifications) that the Company Acquisition Proposal continues to be a Company Superior Offer and, after consultation with outside legal counsel, that the failure to take such action would be reasonably likely to result in a breach of its fiduciary duties under applicable Law.

(f)         During the period from the date of this Agreement through the Effective Time, neither the Company nor any of its Subsidiaries shall terminate, amend, modify or waive any provision of any confidentiality agreement to which it is a party relating to a proposed business combination involving the Company or any standstill agreement to which it is a party unless the Board of Directors of the Company or any committee thereof determines in good faith, after consultation with outside legal counsel, that failure to take such action would be reasonably likely to result in a breach of its fiduciary duties under applicable Law.  During such period, the Company or its Subsidiaries, as the case may be, shall enforce, to the fullest extent permitted under applicable Law, the provisions of any such agreement, including by obtaining injunctions to prevent any breaches of such agreements and to enforce specifically the terms and provisions thereof in each case except to the extent that the Board of Directors of the Company or any committee thereof determines in good faith, after consultation with outside legal counsel, that taking such action would be reasonably likely to result in a breach of its fiduciary duties under applicable Law.

6.7         Reasonable Best Efforts.

(a)         Subject to the terms and conditions set forth in this Agreement, each of the parties hereto shall use reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties hereto in doing, all things under such party’s control or which such party is required to do under this Agreement, or is necessary to do, to consummate and make effective, as soon as reasonably practicable, the Merger and the other transactions contemplated hereby, including: (i) obtaining of all necessary actions or nonactions, waivers, consents and approvals from Governmental Entities and making all necessary registrations and filings and taking all steps as may be necessary to obtain an approval or waiver from, or to avoid an action or proceeding by, any Governmental Entity in connection with the execution, delivery or performance of this Agreement or the consummation of the transactions contemplated hereby, (ii) obtaining all necessary consents, approvals or waivers from third parties in connection with the execution, delivery or performance of this Agreement or the consummation of the transactions contemplated hereby, (iii) defending any lawsuits or other legal proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the transactions contemplated by this Agreement, and (iv) executing and delivering any additional instruments necessary to consummate the transactions contemplated by this Agreement.  Without limiting the obligations set forth in this Section 6.7, and except as expressly permitted by this Agreement, neither Parent nor the Company shall, nor shall Parent or the Company permit any of its Subsidiaries or controlled Affiliates to, knowingly or intentionally take any action that would reasonably be expected to prevent or materially delay the consummation of the transactions contemplated by this Agreement, including any action that would make it more likely that any of the conditions to the consummation of the transactions contemplated hereby would not be satisfied, including the receipt of any authorization, consent, order, declaration or approval of any Governmental Entity necessary to consummate the transactions contemplated by this Agreement or the expiration or termination of any applicable waiting period; provided, however, that nothing in this Section 6.7 shall require any party hereto to waive any condition set forth in Article VII.

(b)         Each of the parties hereto shall, (i) as promptly as practicable and before the expiration of any relevant legal deadline, but in no event later than fifteen (15) Business Days following the execution and delivery of this Agreement, file with the FTC and the DOJ, the notification and report form required for the transactions contemplated hereby and any supplemental information requested in connection therewith pursuant to the HSR Act, which forms shall specifically request early termination of the waiting period prescribed by the HSR Act, and (ii) as promptly as practicable and before the expiration of any legal deadline, but in no event later than fifteen (15) Business Days following the execution and delivery of this Agreement, file with any other Governmental Entity, any other filings, reports, information and documentation required for the transactions contemplated hereby pursuant to any other Antitrust Laws.  Each of the parties hereto shall furnish to each other’s counsel such necessary information and reasonable assistance as the other may request in connection with its preparation of any filing or submission that is necessary under the HSR Act and any other Antitrust Laws.  Each of the parties hereto shall promptly and timely respond to a request for additional information from the DOJ or the FTC.

(c)         Each of the parties hereto shall use its reasonable best efforts to obtain promptly any clearance required under the HSR Act and any other Antitrust Laws for the consummation of the Merger and the other transactions contemplated hereby and shall keep each other apprised of the status of any communications with, and any inquiries or requests for additional information from, the FTC and the DOJ and other Governmental Entities and shall comply promptly with any such inquiry or request.  Each of the parties hereto shall use its reasonable best efforts to avoid or eliminate any impediment under any Antitrust Law, or regulation or rule, that may be asserted by any Governmental Entity, or any other Person, with respect to the transaction contemplated by this Agreement so as to enable the closing of the contemplated transaction to occur expeditiously.  Each of the parties hereto shall use its reasonable best efforts to defend through litigation on the merits any claim asserted in any court, administrative tribunal or hearing that the transaction contemplated would violate any Law, or any regulation or rule of any Governmental Entity, in order to avoid entry of, or to have vacated or terminated, any decree, order or judgment (whether temporary, preliminary, or permanent) that would restrain or prevent consummation of the transaction.  Each of the parties hereto commits to instruct its counsel to cooperate with each other party hereto and its counsel and use reasonable best efforts to facilitate and expedite the identification and resolution of any such issues and, consequently, the expiration of the applicable HSR Act waiting period and the waiting periods under any other Antitrust Laws at the earliest practicable dates.  Such reasonable best efforts and cooperation shall include counsel’s undertaking (i) to keep each other appropriately informed of communications from and to personnel of the reviewing antitrust authority, and (ii) to confer with each other regarding appropriate contacts with and response to personnel of such antitrust authority.

(d)         Each party hereto shall (i) give the other parties prompt notice of the commencement of any legal or other proceeding by or before any Governmental Entity (including the OCS, the Investment Center, the Companies Registrar, the FTC, the DOJ and the SEC) with respect to the Merger or any of the other transactions contemplated by this Agreement, (ii) promptly inform the other parties of any communication with any Governmental Entity regarding the Merger or any of the other transactions contemplated by this Agreement and (iii) keep the other parties informed as to the status of any such proceeding or communication.  Each party hereto shall consult and cooperate with each other in connection with any analysis, appearance, discussion, presentation, memorandum, brief, argument, opinion or proposal made or submitted in connection with any proceeding or communication relating to the Merger or any of the other transactions contemplated by this Agreement.  In addition, except as may be prohibited by any Governmental Entity or by any legal requirement, in connection with any such proceeding relating to any such Governmental Entity, each party hereto will permit authorized representatives of the other party to be present at each meeting or conference or telephone call relating to any such proceeding and to have access to and be consulted in connection with any document, opinion or proposal made or submitted to any Governmental Entity in connection with any such proceeding.

(e)         Notwithstanding the foregoing or any other provision of this Agreement to the contrary, in no event shall any party hereto be obligated to commit to and/or effect, by consent decree, consent order, hold separate order, or otherwise (i) the sale, divestiture, disposition, or holding separate, of any of its assets, properties, businesses, or holdings; or (ii) any conduct restriction, prohibition, or other negative or affirmative requirement, that in the case of either of clauses (i) or (ii) is or would reasonably be expected to be materially adverse to the business, financial condition or results of operations of Parent and its Subsidiaries, including in any event Bserv, Inc., and its Subsidiaries, taken as a whole (after giving effect to the Merger).

6.8         Public Disclosure.  Except with respect to any Company Change of Recommendation undertaken pursuant to, and in accordance with, Section 6.6, so long as this Agreement is in effect, the parties hereto shall use reasonable best efforts to consult with each other before issuing any press release or making any public announcement primarily relating to this Agreement or the transactions contemplated hereby and shall not issue any such press release or make any such public announcement without the consent of the other parties hereto, which shall not be unreasonably withheld, conditioned or delayed, except for any press release or public announcement as may be required by applicable Law or any listing agreement with a securities exchange or quotation system (including Nasdaq and the TASE), or as may be required by any Law or any listing agreement applicable to any shareholder of the Company, and then only after as much advance notice and consultation as is feasible.  Parent and the Company agree to issue a mutually acceptable initial joint press release announcing this Agreement.

6.9         Takeover Laws.  Each of the Company and its Board of Directors and Parent and its Board of Directors shall, if any takeover statute or similar statute or regulation is or becomes applicable to the Merger, this Agreement or any of the transactions contemplated hereby, use reasonable best efforts to ensure that the Merger and the other transactions contemplated hereby may be consummated as promptly as practicable and otherwise to minimize the effect of such statute or regulation on the Merger, this Agreement and the transactions contemplated hereby.

6.10       Indemnification.

(a)         From and after the Effective Time, Parent shall, and shall cause the Surviving Corporation to, indemnify and hold harmless all current and former directors, officers and employees, as the case may be, of the Company and its Subsidiaries to the fullest extent permitted by Law for acts or omissions occurring prior to the Effective Time (including acts or omissions occurring in connection with the approval of this Agreement and the consummation of the transactions contemplated hereby) in their capacities as such.  Parent shall, and shall cause the Surviving Corporation to, fulfill and honor in all respects the obligations pursuant to any indemnification agreements between the Company or its Subsidiaries, on the one hand, and any current or former directors, officers and employees, as the case may be, of the Company and its Subsidiaries, on the other hand, in effect immediately prior to the Effective Time, and any indemnification provisions under the Company Charter Documents or the comparable charter or organizational documents of any of its Subsidiaries as in effect on the date hereof, in each case to the maximum extent permitted by Law, and shall not amend, repeal or otherwise modify any such provision in any manner that would adversely affect the rights of such indemnitee thereunder for any acts or omissions occurring prior to the Effective Time.

(b)         Prior to the Effective Time, the Company will endeavor to enter into a directors’ and officers’ liability insurance policy covering those Persons who, as of immediately prior to the Effective Time, are covered by the Company’s directors’ and officers’ liability insurance policy (the “Insured Parties”) on terms no less favorable to the Insured Parties than those of the Company’s present directors’ and officers’ liability insurance policy (such policy, a “Company D&O Policy”), for a period of seven years after the Effective Time.  If the Company is unable to obtain such a Company D&O Policy prior to the Effective Time, Parent shall cause the Surviving Corporation to maintain in effect, for a period of seven years after the Closing Date, a Company D&O Policy with a creditworthy issuer; provided, however, that in no event shall Parent be required to expend annually more than 250% of the annual premium currently paid by the Company for such coverage (the approximate amount of which is set forth on Section 6.10(b) of the Company Disclosure Schedule) and, if the cost for such coverage is in excess of such amount, Parent shall be required only to maintain the maximum amount of coverage as is reasonably available for 250% of such annual premium.

(c)         In the event that Parent or the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other Person and is not the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all its properties and assets to any Person, Parent shall cause proper provisions to be made so that the successors and assigns of Parent or the Surviving Corporation assume the obligations set forth in this Section 6.10.

(d)         The obligations of Parent and the Surviving Corporation under this Section 6.10 shall not be terminated or modified in such a manner as to adversely affect any indemnitee and/or Insured Party to whom this Section 6.10 applies without the express written consent of such affected indemnitee and Insured Party.  It is expressly agreed that the indemnitees and/or Insured Parties to whom this Section 6.10 applies shall be third party beneficiaries of this Section 6.10.

(e)         Parent shall assume, be jointly and severally liable for, and shall cause the Surviving Corporation and its Subsidiaries to honor, in accordance with their respective terms, each of the covenants contained herein without limit as to time.  Parent shall pay all reasonable expenses, including reasonable attorneys’ fees, that may be incurred by any indemnitee and/or Insured Party in enforcing the indemnity and other obligations provided hereunder or other applicable indemnification obligation referenced to herein.  The rights of each indemnitee and/or Insured Party hereunder shall be in addition to, and not in limitation of, any other rights such Person may have under the Company Charter Documents or the comparable charter or organizational documents of any Subsidiary of the Company, or any other indemnification arrangement or otherwise.

6.11       Employee Matters.

(a)         It is Parent’s and the Company’s intention that, for a period of one (1) year following the Effective Time, individuals who are employed by the Company or any of its Subsidiaries immediately prior to the Effective Time and that continue to be employed by Parent or any of its Subsidiaries, including the Surviving Corporation, following the Effective Time (each, a “Post-Merger Employee”) and individuals who are employed by Parent or any of its Subsidiaries immediately prior to the Effective Time and that continue to be employed by Parent or any of its Subsidiaries following the Effective Time shall be provided with salaries and benefits that are in the aggregate approximately equal to the salaries and benefits (other than equity compensation) they received prior to the Effective Time, it being understood that Parent shall review the salaries and benefits of its and its Subsidiaries’ employees from time to time in order to determine the most appropriate way to compensate and incentivize Post-Merger Employees, and accordingly may make such changes in the compensation and benefits that Parent determines to be in the best interests of Parent from time to time.

(b)         It is Parent’s and the Company’s intention that, each Post-Merger Employee shall be given credit for all service with the Company and its Subsidiaries and their respective predecessors under any employee benefit plan of Parent, the Surviving Corporation, or any of their Subsidiaries, including any such plans providing vacation, sick pay, severance and retirement benefits maintained by Parent or its Subsidiaries in which such Post-Merger Employees participate for purposes of eligibility, vesting and entitlement to benefits, including for severance benefits and vacation entitlement (but not for accrual of pension benefits), to the extent past service was recognized for such Post-Merger Employees under the comparable Company Employee Plans immediately prior to the Effective Time.  Notwithstanding the foregoing, nothing in this Section 6.11 shall be construed to require crediting of service that would result in (i) duplication of benefits or (ii) service credit for benefit accruals under a defined benefit pension plan.

(c)         In the event of any change in the welfare benefits provided to Post-Merger Employees following the Effective Time, it is Parent’s and the Company’s intention that Parent shall use its reasonable best efforts to cause (i) the waiver of all limitations as to pre-existing conditions, exclusions and waiting periods with respect to participation and coverage requirements applicable to the Post-Merger Employees (and their eligible dependents) under any welfare benefit plans in which Post-Merger Employees participate following the Effective Time, to the extent that such conditions, exclusions or waiting periods would not apply in the absence of such change, and (ii) for the plan year in which the Effective Time occurs, the crediting of each Post-Merger Employee (or his or her eligible dependents) with any co-payments and deductibles paid prior to any such change in satisfying any applicable deductible or out-of-pocket requirements after such change.

(d)         Nothing in this Section 6.11, express or implied, shall confer upon any Company Employee, or any legal representative or beneficiary thereof, any rights or remedies, including any right to employment or continued employment for any specified period, or compensation or benefits of any nature or kind whatsoever under this Agreement.  Nothing in this Section 6.11, express or implied, shall be construed to prevent Parent from terminating or modifying to any extent or in any respect any benefit plan that Parent may establish or maintain.  Notwithstanding anything to the contrary contained in this Section 6.11, nothing contained in this Agreement shall be treated as an amendment to any Company Employee Plan or creation of an employee benefit plan.

6.12       Shareholder Litigation.  The Company shall promptly advise Parent orally and in writing of any litigation commenced or threatened in writing to be commenced by any shareholder of the Company against the Company and/or any of its directors relating to this Agreement and/or the transactions contemplated by this Agreement, including the Merger, and shall keep Parent fully informed regarding any such litigation.  The Company shall give Parent the opportunity to participate in, subject to a customary joint defense agreement, the defense or settlement of any such litigation, shall give due consideration to Parent’s advice with respect to such litigation and shall not settle any such litigation without the prior written consent of Parent (such consent not to be unreasonably withheld, conditioned or delayed).

6.13       Financing.

(a)         Parent shall use, and shall cause its Affiliates to use, their respective reasonable best efforts to (i) arrange and obtain the proceeds of the Financing on the terms and conditions described in the Financing Commitments, (ii) enter into definitive agreements with respect thereto on the terms and conditions contained in the Financing Commitments or on other terms and conditions not in violation of this Section 6.13 and (iii) satisfy on a timely basis all conditions applicable to Parent, Merger Sub or their Affiliates in such definitive agreements.  Anything in this Agreement to the contrary notwithstanding, Parent shall be permitted to amend, modify or supplement the Financing Commitments or replace any portion of the Financing Commitments with new financing commitments, including through co-investment or by financing from one or more additional parties, provided that Parent shall not permit any amendment, supplement or modification to be made to, or any waiver of any provision or remedy under, or replacement of, the Financing Commitments, if such replacement (including through co-investment by or financing by one or more additional parties), amendment, supplement, modification or waiver would reasonably be expected to prevent, delay or impede in any material respect the ability of Parent and Merger Sub to consummate the Merger or is adverse to the interests of the Company prior to the Closing in any other material respect; and in any event, Parent shall disclose to the Company promptly its intention to amend, modify, supplement or replace any portion of the Financing Commitments and shall keep the Company reasonably promptly informed of the terms thereof, including providing the most recent drafts of commitment letters containing any material new or modified terms.

(b)         Parent shall use its reasonable best efforts to cause the lenders that are party to the Debt Commitment Letters and any other persons providing Financing to fund at or immediately after the Effective Time the Financing required to consummate the Merger and the other transactions contemplated by this Agreement and the Financing Commitments, if all conditions to the Financing are satisfied or waived (or will be satisfied or waived upon funding).

(c)         In the event that any portion of the Financing becomes unavailable in the manner or from the sources contemplated in the Financing Commitments (whether or not permitted hereunder), (A) Parent shall promptly so notify the Company and (B) Parent  shall use its reasonable best efforts to arrange to obtain any such portion from alternative sources on terms and conditions not less beneficial to Parent than the terms and conditions in the Financing Commitments, and with such other terms and conditions as would be in compliance with the last sentence of Section 6.13(a), as promptly as practicable following the occurrence of such event, including by entering into definitive agreements with respect thereto (such definitive agreements entered into pursuant to the first sentence of this Section 6.13(c) or Section 6.13(a)(ii) being referred to as the “Financing Agreements”).  Parent shall cause its Affiliates to, and shall use its reasonable best efforts to cause their Representatives to, comply with their obligations, and satisfy on a timely basis the conditions to consummating the Merger, under the Financing Agreements and any related fee and engagement letters.

(d)         Parent shall (x) furnish the Company complete, correct and executed copies of the Financing Agreements promptly upon their execution, (y) give the Company prompt notice of any material breach or threatened breach by any party of any of the Financing Commitments, any alternative financing commitment or the Financing Agreements of which Parent becomes aware or any termination or threatened termination thereof and (z) otherwise keep the Company reasonably informed of the status of its efforts to arrange the Financing.

(e)         Neither Parent nor Merger Sub shall, without the prior written consent of the Company, consent to or enter into (a) any amendment, modification or waiver of any material provision or remedy under, the Debt Commitment Letters if such amendment, modification or waiver (x) reduces the cash amount of the funding commitments under the Debt Commitment Letters (unless such reduction of the financing commitments under the Debt Commitment Letters is matched with a corresponding equivalent increase of the financing commitment under the Equity Commitment Letter), (y) would significantly delay the consummation of the transactions contemplated hereby, or (z) amends, supplements or otherwise modifies the conditions precedent set forth in the Debt Commitment Letters in any manner that is adverse to Parent or the Company or otherwise adversely affects the ability of Parent or Merger Sub to consummate the transactions contemplated hereby, (b) any amendment, modification or waiver of any term of the Equity Commitment Letter (except any amendment that solely increases the amount of the equity financing thereunder without amending or modifying any other term of the Equity Commitment Letter) or (c) a termination of the Financing Commitments; provided, however, that for the avoidance of doubt, Parent and Merger Sub may amend the Debt Commitment Letters to add lenders, syndication agents or similar entities that have not executed the Debt Commitment Letters as of the date hereof so long as such amendment does not reduce, relieve or waive any obligation of the parties to the Debt Commitment Letters as of the date hereof.

6.14       Financing Cooperation.

(a)         The Company shall, and shall cause its Subsidiaries to, and shall use its reasonable best efforts to cause its and their respective Representatives to, in each case at Parent’s sole expense and subject to the limitations set forth in Section 6.14(b) and Section 6.14(c), provide to Parent and Merger Sub all cooperation requested by Parent that is reasonably necessary, proper or advisable in connection with the Financing and the transactions contemplated by this Agreement, including (i) participation in a reasonable number of meetings, presentations, road shows, due diligence sessions (including accounting due diligence sessions), drafting sessions and meetings with, and presentations to, prospective lenders and investors and rating agencies; (ii) using reasonable best efforts to assist with the preparation of materials for rating agency presentations, offering documents, private placement memoranda, bank information memoranda, prospectuses and similar documents required in connection with the Financing, including execution and delivery of customary representation letters in connection therewith; (iii) as promptly as practical after Parent’s request, furnishing Parent and its Financing sources with the following financial and other information regarding the Company and its Subsidiaries as may be reasonably requested by Parent: (a) unaudited consolidated balance sheets and related statements of income, changes in equity and cash flows of the Company, in each case prepared in accordance with GAAP, for each subsequent fiscal quarter after April 1, 2011 ended at least 45 days before the Closing Date (provided that if the Marketing Period otherwise commences prior to February 15, 2012 such information for the quarter ended December 31, 2011, if applicable, shall be satisfied by the delivery of the information contemplated by Section 6.14(d) and such information shall not be considered Required Information for purposes of the definition of the Marketing Period), (b) financial and other information to allow Parent to prepare pro forma financial statements to give effect to the transactions contemplated by this Agreement and the Financing, (c) all documentation and other information required by regulatory authorities under the applicable “know-your-customer” rules and regulations, including the PATRIOT Act, and (d) such other financial and other information reasonably required and customarily provided in connection with the Financing and the transactions contemplated by the Financing Commitments that is available to or readily obtainable by the Company (all such information in this clause (iii), the “Required Information”); (iv) using reasonable best efforts to obtain accountants’ comfort letters, legal opinions, appraisals, surveys, engineering reports, title insurance and other documentation and items relating to the Financing as reasonably requested by Parent or Merger Sub and, if requested by Parent or Merger Sub, to cooperate with and assist Parent or Merger Sub in obtaining such documentation and items; (v) assisting with the preparation of any pledge and security documents, other definitive financing documents, or other certificates, mortgages, documents and instruments relating to guarantees, or documents as may be reasonably requested by Parent (including consents of accountants for use of their reports in any materials relating to the Financing) and otherwise facilitating the pledging of collateral and providing of guarantees contemplated by the Debt Commitment Letters and any other Financing (including cooperation in connection with the pay-off of existing indebtedness and the release of related Liens); provided that nothing herein shall require the Company to execute any such documents, certificates, mortgages or instruments; (vi) reasonably cooperating to (A) permit the prospective persons involved in the Financing to evaluate the Company, including the Company’s current assets, cash management and accounting systems, policies and procedures relating thereto for the purposes of establishing collateral arrangements and (B) establish bank and other accounts, blocked account agreements and lock box arrangements and hold certain funds of the Company in such accounts (as may reasonably be requested by Parent) in connection with the foregoing; (vii) using reasonable best efforts to obtain waivers, consents, estoppels and approvals from other parties to material leases, encumbrances and contracts to which any Subsidiary of the Company is a party and to arrange discussions among Parent, Merger Sub and their financing sources with other parties to material leases, encumbrances and contracts; and (viii) using reasonable best efforts to facilitate the consummation of the Financing and to permit the proceeds thereof to be made available to consummate the Merger.  The Company will update any such Required Information upon request from Parent.  The Company hereby consents to the use of its and its Subsidiaries’ logos in connection with the Financing; provided that such logos are used solely in a manner that is not intended to nor would be reasonably likely to harm or disparage the Company or its Subsidiaries or the reputation or goodwill of the Company or its Subsidiaries.

(b)         Notwithstanding the requirements of Section 6.14(a), (i) solely Parent shall be responsible for provision of any post-Closing pro forma financial information, including cost savings, synergies, capitalization, ownership or other pro forma adjustments (provided, that for the avoidance of doubt, the Company shall provide Parent with financial and other information relating to the Company and its Subsidiaries reasonably requested by Parent to allow Parent to prepare such pro forma financial information) and any financial projections of the Company for and after the Effective Time, (ii) neither the Company nor any of its Subsidiaries or Representatives shall be required to enter into any agreement, certificate, document or instrument contemplated thereby prior to the Effective Time, (iii) nothing herein shall require cooperation contemplated thereby to the extent it would interfere unreasonably with the business or operations of the Company or its Subsidiaries, (iv) neither the Company nor any of its Subsidiaries shall be required to pay any commitment fee or other fee or payment to obtain consent or to incur any liability with respect to the Debt Financing prior to the Effective Time, and (v) nothing herein shall require cooperation or assistance from a Company director, officer or employee to the extent such Company director, officer or employee is reasonably likely to incur any personal financial liability by providing such cooperation or assistance that will not be repaid or reimbursed in full by the Parent.

(c)         Parent and Merger Sub shall indemnify and hold harmless the Company and its Subsidiaries and its and their Representatives from and against any and all losses, damages, claims, costs or expenses suffered or incurred by any of them in connection with the Financing and any information utilized in connection therewith (other than information provided in writing specifically for such use by or on behalf of the Company or any of its Affiliates).  Parent shall promptly reimburse the Company and its Subsidiaries and its and their Representatives upon request from the Company for any documented reasonable out-of-pocket costs and expenses incurred in connection with any cooperation contemplated by this Section 6.14.

(d)         If the Closing has not occurred by the 45th calendar day following the end of the fiscal quarter ended December 31, 2011, the Company shall provide to Parent the unaudited consolidated balance sheets and related statements of income, changes in equity and cash flows of the Company, in each case prepared in accordance with GAAP, for such fiscal quarter prior to the Closing Date.

6.15       Transition Committee.  Promptly after the date hereof, Parent and the Company will establish a transition committee (the “Transition Committee”) which shall consist of three representatives designated by Parent and three representatives designated by the Company, which shall include the Chief Financial Officer of the Company.  The parties shall instruct the Transition Committee, subject to the terms of the Non-Disclosure Agreement and applicable Laws, to facilitate the collection and exchange of information concerning the business, operations, capital spending and budgets and financial results of Parent and its Affiliates and the Company to the extent necessary to identify ways in which the operations of Parent and its Affiliates and the Company can be consolidated, coordinated and/or otherwise enhanced following the Effective Time.

6.16       Payment of Termination Fee.  If for any reason Parent has not paid the S1 Termination Fee to S1 Corporation (on behalf of the Company) on or simultaneously with the execution and delivery of this Agreement as contemplated by the second recital to this Agreement, immediately following the execution and delivery of this Agreement Parent shall pay in full to the Company the full amount of the S1 Termination Fee paid by the Company.

ARTICLE VII

CONDITIONS TO THE MERGER

7.1         Conditions to Obligations of Each Party to Effect the Merger.  The respective obligations of each party to this Agreement to effect the Merger shall be subject to the satisfaction on or prior to the Closing Date of the following conditions, any of which may be waived, in writing, by mutual agreement of Parent and the Company:

(a)         Company Shareholder Approval.  The Company Shareholder Approval shall have been obtained.

(b)         No Order; Antitrust Approvals.   No Governmental Entity shall have enacted, issued, promulgated, enforced or entered any Law (including any injunction or other order, whether temporary, preliminary or permanent) which is in effect and which has the effect of making the Merger illegal or otherwise prohibiting consummation of the Merger.  The waiting period under the HSR Act shall have expired or been terminated.

(c)         Israeli Statutory Waiting Periods.  At least 50 days shall have elapsed after the filing of the Merger Proposals with the Companies Registrar and at least 30 days shall have elapsed after the approval of the Merger by the shareholders of the Company and Merger Sub.

7.2         Additional Conditions to the Obligations of the Company.  The obligation of the Company to consummate and effect the Merger shall be subject to the satisfaction at or prior to the Closing Date of each of the following conditions, any of which may be waived, in writing, exclusively by the Company:

(a)         Representations and Warranties.  (i) The representations and warranties of Parent and Merger Sub set forth in Sections 4.1, 4.2(c), 4.3, 4.6 and 4.7 shall have been true and correct as of the date of this Agreement and shall be true and correct on and as of the Closing Date with the same force and effect as if made on the Closing Date (in either case other than those representations and warranties which address matters only as of a particular date, which representations and warranties shall have been true and correct as of such particular date), except in either case contemplated by this clause (i) for de minimis inaccuracies, and (ii) the other representations and warranties of Parent and Merger Sub set forth in this Agreement shall have been true and correct as of the date hereof and shall be true and correct on and as of the Closing Date with the same force and effect as if made on the Closing Date (in either case other than those representations and warranties which address matters only as of a particular date, which representations shall have been true and correct as of such particular date), except in either case contemplated by this clause (ii) where the failure of such representations and warranties to be true and correct (disregarding all qualifications or limitations as to materiality, Parent Material Adverse Effect or words of similar import set forth therein) individually or in the aggregate has not had and would not reasonably be expected to have a Parent Material Adverse Effect.  The Company shall have received a certificate to such effect signed on behalf of Parent by an executive officer of Parent.

(b)         Agreements and Covenants.  Each of Parent and Merger Sub shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by them on or prior to the Closing Date, and the Company shall have received a certificate to such effect signed on behalf of Parent by an executive officer of Parent.

(c)         OCS Undertaking.  Parent shall have executed and filed with the Office of Chief Scientist an undertaking in the Office of Chief Scientist’s standard form.

(d)         Solvency Opinion.  The Company shall have obtained an opinion from an internationally recognized firm reasonably satisfactory to the Company, in form and substance reasonably acceptable to the Company, to the effect that the Company is solvent under the Laws of the State of Israel, immediately after giving effect to the transactions contemplated by this Agreement, including the Financing.

(e)         Withholding Ruling.  The Withholding Ruling in form and substance reasonably acceptable to the Company and Parent shall have been obtained.  The condition in this Section 7.2(e) shall be deemed to have been satisfied in the event that Parent has confirmed to the Company in writing that it shall not withhold Israeli taxes from any Exempted Shareholder.

7.3         Additional Conditions to the Obligations of Parent and Merger Sub.  The obligations of each of Parent and Merger Sub to consummate and effect the Merger shall be subject to the satisfaction on or prior to the Closing Date of each of the following conditions, any of which may be waived, in writing, exclusively by Parent:

(a)         Representations and Warranties.  (i) The representations and warranties of the Company set forth in Sections 3.1, 3.3, 3.4(a), 3.7, 3.18 and 3.20 shall have been true and correct as of the date of this Agreement and shall be true and correct on and as of the Closing Date with the same force and effect as if made on the Closing Date (in either case other than those representations and warranties which address matters only as of a particular date, which representations and warranties shall have been true and correct as of such particular date, except in either case contemplated by this clause (i) for de minimis inaccuracies, and (ii) the other representations and warranties of the Company set forth in this Agreement shall have been true and correct as of the date hereof and shall be true and correct on and as of the Closing Date with the same force and effect as if made on the Closing Date (in either case other than those representations and warranties which address matters only as of a particular date, which representations shall have been true and correct as of such particular date), except in either case contemplated by this clause (ii) where the failure of such representations and warranties to be true and correct (disregarding all qualifications or limitations as to materiality, Company Material Adverse Effect or words of similar import set forth therein) individually or in the aggregate has not had and would not reasonably be expected to have a Company Material Adverse Effect.  Each of Parent and Merger Sub shall have received a certificate to such effect signed on behalf of the Company by an executive officer of the Company.

(b)         Agreements and Covenants.  The Company shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Closing Date, and each of Parent and Merger Sub shall have received a certificate to such effect signed on behalf of the Company by an executive officer of the Company.

(c)         No Company Material Adverse Effect.  Since the date hereof, there shall not have occurred any Company Material Adverse Effect, and Parent shall have received a certificate to such effect signed on behalf of the Company by an executive officer of the Company.

(d)         Minimum Cash.  The amount of Company Cash shall equal at least $65,000,000 and Parent shall have received a certificate to such effect signed on behalf of the Company by an executive officer of the Company.

ARTICLE VIII

TERMINATION

8.1         Termination.  Notwithstanding anything in this Agreement to the contrary, this Agreement may be terminated and the transactions contemplated hereby abandoned at any time prior to the Effective Time, whether before or after receipt of the Company Shareholder Approval:

(a)        by mutual written consent of Parent and the Company;

(b)        by either the Company or Parent if:

(i)      the Merger shall not have been consummated prior to February 29, 2012 (the “Termination Date”); provided, however, that the right to terminate this Agreement under this Section 8.1(b) shall not be available to any party whose action or failure to act has been the principal cause of or resulted in the failure of the Merger to occur on or before such date; provided further that any purported termination of this Agreement by the Company pursuant to this Section 8.1(b)(i) shall be deemed a termination of this Agreement by Parent pursuant to Section 8.1(c)(i) if, at the time of any such intended termination by the Company, Parent is entitled to terminate this Agreement pursuant to Section 8.1(c)(i);

(ii)     a Governmental Entity shall have enacted, issued, promulgated, enforced or entered any Law (including an injunction or other order) or taken any other action, in any case having the effect of permanently restraining, enjoining or otherwise prohibiting the Merger, which Law (including any such injunction or other order) or other action shall have become final and nonappealable; or

(iii)    the Company Shareholder Approval shall not have been obtained at the Company Shareholders Meeting (or any adjournment thereof); provided, however, that any purported termination of this Agreement by the Company pursuant to this Section 8.1(b)(iii) shall be deemed a termination of this Agreement by Parent pursuant to Section 8.1(c)(i) if, at the time of any such intended termination by the Company, Parent is entitled to terminate this Agreement pursuant to Section 8.1(c)(i);

(c)         by Parent, if:

(i)      (A) the Company shall have effected a Company Change of Recommendation, whether or not permitted by the terms hereof; (B) the Company shall have delivered a notice to Parent of its intent to effect a Company Change of Recommendation in accordance with Section 6.6(e); (C) the Company shall have failed to include in the Proxy Statement the Company Recommendation; (D) following the request in writing by Parent, the Board of Directors of the Company shall have failed to reaffirm publicly the Company Recommendation within five (5) Business Days after Parent requests in writing that such recommendation be reaffirmed publicly; provided, however, that Parent shall only be entitled to make such a written request for reaffirmation (and the Company shall only be required to reaffirm publicly the Company Recommendation) an aggregate of three (3) times and thereafter an additional one time for each new Company Acquisition Proposal and an additional one time for each material amendment to any Company Acquisition Proposal; or (E) the Company shall have breached, in any material respect, the provisions of Section 6.6; or

(ii)      there shall have been a breach by the Company of any of its representations, warranties, covenants or obligations contained in this Agreement, which breach would result in the failure to satisfy by the Termination Date one or more of the conditions set forth in Section 7.1 or Section 7.3, and in any such case such breach shall be incapable of being cured or, if capable of being cured, shall not have been cured within thirty (30) days after written notice thereof shall have been received by the Company of such breach; provided, however, the right to terminate this Agreement under this Section 8.1(c)(ii) shall not be available to Parent if at such time the Company would be entitled to terminate this Agreement pursuant to Section 8.1(d)(i) or if Parent is otherwise in material breach of its obligations hereunder; or

(d)         by the Company, if:

(i)      there shall have been a breach by Parent or Merger Sub of any of its representations, warranties, covenants or obligations contained in this Agreement, which breach would result in the failure to satisfy by the Termination Date one or more of the conditions set forth in Section 7.1 or Section 7.2, and in any such case such breach shall be incapable of being cured or, if capable of being cured, shall not have been cured within thirty (30) days after written notice thereof shall have been received by Parent or Merger Sub of such breach; provided, however, the right to terminate this Agreement under this Section 8.1(d)(i) shall not be available to the Company if at such time Parent would be entitled to terminate this Agreement pursuant to Section 8.1(c)(ii) or if the Company is otherwise in material breach of its obligations hereunder;

(ii)     the Company effects a Company Change of Recommendation to accept a Company Acquisition Proposal in accordance with Section 6.6(e), provided that the right to terminate this Agreement pursuant to this Section 8.1(d)(ii) shall not be available to the Company unless the Company pays or has paid to Parent the Company Termination Fee and the Parent Reimbursement Fee in accordance with Section 8.3 (provided that Parent shall have provided wiring instructions for such payments or, if not, then such payments shall be paid promptly following delivery of such instructions);  it being understood that the Company may enter into any agreement providing for a Company Acquisition Transaction simultaneously with the termination of this Agreement pursuant to this Section 8.1(d)(ii).

(iii)    if, (i) all of the conditions set forth in Sections 7.1 and 7.3 have been and continue to be satisfied (other than those conditions that by their terms are to be satisfied by actions taken at the Closing, each of which is capable of being satisfied at the Closing), (ii) the Company has notified Parent in writing that it is ready, willing and able to consummate the transactions contemplated by this Agreement, (iii) Parent and Merger Sub fail to complete the Closing when required pursuant to Section 2.2, and (iv) Parent and Merger Sub fail to complete the Closing within three (3) Business Days after the date of receipt of the notice contemplated by clause (ii) and the Company stood ready, willing and able to consummate the Merger through the end of such three (3) Business Day period.

A party hereto may only terminate this Agreement if such termination has been duly authorized by an action of the Board of Directors of such party.

8.2         Notice of Termination; Effect of Termination.  A party desiring to terminate this Agreement shall give written notice of such termination to the other party, specifying the provision pursuant to which such termination is effective.  In the event of the termination of this Agreement as provided in Section 8.1, this Agreement shall become void and be of no further force and effect with no liability to any party hereto (or any of its Representatives or Affiliates or any Parent Party), except (i) each of Section 6.14(c), this Section 8.2, Section 8.3 and Article IX, shall survive the termination of this Agreement and (ii) nothing herein shall relieve any party from liability for any breach of any of its covenants or agreements or any representations or warranties (but, in the case of a breach of any representations or warranties, only to the extent such breach of any representation or warranty is a consequence of an act or failure to act of an executive officer of the party taking such act or failing to take such act with the actual knowledge that the taking of such act or the failure to take such act would, or would be reasonably expected to, cause a breach of this Agreement) set forth in this Agreement prior to such termination, but in each case contemplated by this clause (ii) (for the avoidance of doubt, other than claims pursuant to Section 6.14(c)), such liability shall survive only if a written notice has been delivered to the breaching party within three months of the termination date of this Agreement specifying in reasonable detail the circumstances giving rise to such breach or a suit, action or other proceeding has been commenced against the party alleging such breach; provided, however, that any claim against a party for monetary damages shall be subject to the limitations set forth in Section 9.12.  No termination of this Agreement shall affect the obligations of the parties contained in the Non-Disclosure Agreement or the Guaranty, all of which obligations shall survive termination of this Agreement in accordance with their respective terms (it being understood that the Non-Disclosure Agreement is amended as provided herein).

8.3         Fees and Expenses.

(a)         Other than as specifically provided in this Section 8.3 or otherwise agreed to in writing by the parties hereto, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such costs or expenses, whether or not the Merger is consummated.

(b)         If this Agreement is terminated (i) by the Company pursuant to Section 8.1(d)(i), where the breach by Parent or Merger Sub giving rise to such termination is the principal cause of the failure of the Merger to be consummated and is not a breach of a representation or warranty set forth herein, or (ii) by the Company pursuant to Section 8.1(d)(iii), then Parent shall pay the entire Parent Termination Fee to the Company by the second Business Day following such termination.

(c)         The Company shall pay to Parent the Company Termination Fee and/or Parent Reimbursement Fee, as the case may be, if this Agreement is terminated as follows:

(i)      if this Agreement is terminated by Parent pursuant to Section 8.1(c)(i), then the Company shall pay (1) the entire Company Termination Fee and (2) reimburse Parent for the payment of the S1 Termination Fee, to the extent paid by Parent in accordance with Section 6.16 or otherwise (the “Parent Reimbursement Fee”), in each case, by the second Business Day following such termination;

(ii)     if this Agreement is terminated by the Company pursuant to Section 8.1(d)(ii), then upon such termination (provided that Parent shall have provided wiring instructions for such payment or, if not, then such payment shall be paid promptly following delivery of such instructions), the Company shall pay to Parent the entire Company Termination Fee and the Parent Reimbursement Fee;

(iii)    if this Agreement is terminated by Parent pursuant to Section 8.1(c)(ii), then the Company shall pay to Parent the Parent Reimbursement Fee by the second Business Day following such termination;

(iv)    if this Agreement is terminated by Parent pursuant to Section 8.1(c)(ii), where the breach by the Company giving rise to such termination is the principal cause of the failure of the Merger to be consummated (other than a breach of Section 6.6) and is not a breach of a representation or warranty set forth herein, then the Company shall pay to Parent $75,000,000 and the Parent Reimbursement Fee by the second Business Day following such termination; or

(v)     (A) if this Agreement is terminated (1) by Parent pursuant to Section 8.1(c)(ii) (other than in the circumstances contemplated by Section 8.3(c)(iv)), (2) by the Company or Parent pursuant to Section 8.1(b)(iii) or (3) by the Company or Parent pursuant to Section 8.1(b)(i), and in any such case of (1), (2) or (3) above, a Company Acquisition Proposal (including a previously communicated Company Acquisition Proposal) shall have been publicly announced or otherwise communicated to a member of senior management or the Board of Directors of the Company (or any Person shall have publicly announced or communicated a bona fide intention, whether or not conditional, to make a Company Acquisition Proposal) at any time after the date of this Agreement and prior to receipt of the Company Shareholder Approval, in the case of clause (2), or the date of termination, in the case of clauses (1) or (3), and (B) if within twelve (12) months after the date of such termination, the Company enters into a definitive agreement to consummate, or consummates, any Company Acquisition Transaction, then the Company shall pay to Parent the Company Termination Fee, and to the extent not previously paid, the Parent Reimbursement Fee (less any amounts already paid by the Company, if any, pursuant to Section 8.3(d)) by the second Business Day following the date the Company enters into such definitive agreement or consummates such transaction; provided, however, that, solely for purposes of this Section 8.3(c)(v), references in the definition of “Company Acquisition Transaction” to twenty percent (20%) shall be deemed to mean fifty percent (50%).

(d)         If this Agreement is terminated pursuant to Section 8.1(b)(iii) in circumstances under which the provisions of Section 8.1(c)(i) are inapplicable, then the Company shall pay to Parent an amount equal to $3,000,000 by the second (2nd) Business Day following such termination.

(e)         All amounts paid pursuant to this Section 8.3 shall be by wire transfer of immediately available funds to an account directed by the party hereto entitled to payment as long as such account has been identified by such party.  Each party hereto agrees that the agreements contained in this Section 8.3 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, the other parties would not enter into this Agreement; accordingly, if any party fails promptly to pay any amounts due under this Section 8.3 and, in order to obtain such payment, the other party commences a suit that results in a judgment against the party failing to pay for such amounts, then the party failing to pay such amounts shall pay interest on such amounts from the date payment of such amounts was due to the date of actual payment at the prime rate of the Bank of New York in effect on the date such payment was due, together with the reasonable, documented out-of-pocket costs and expenses of the party seeking collection (including reasonable legal fees and expenses) in connection with such suit.

(f)         The parties hereto acknowledge and agree that in no event shall the Company be required to pay any of the Company Termination Fee, the Parent Reimbursement Fee or the fees contemplated under Section 8.3(c)(iv), or Parent be required to pay the Parent Termination Fee, in each case, on more than one occasion, whether or not the Company Termination Fee, the Parent Reimbursement Fee, the fees contemplated under Section 8.3(c)(iv) or the Parent Termination Fee, as applicable, may be payable under more than one provision of this Agreement at the same or at different times and upon the occurrence of different events and, for the avoidance of doubt, in no event shall the Company be required to pay the Company Termination Fee if it has paid the fees contemplated under Section 8.3(c)(iv).

ARTICLE IX

GENERAL PROVISIONS

9.1         Non-Survival of Representations and Warranties.  The representations and warranties of the Company, Parent and Merger Sub contained in this Agreement shall terminate and be of no further force and effect as of the Closing, and only the covenants that by their terms contemplate performance after the Closing shall survive the Closing.

9.2         Notices.  Any notice required to be given hereunder shall be sufficient if in writing, and sent by facsimile or email transmission, by reliable overnight delivery service (with proof of service) or hand delivery (provided that any notice received on any non-Business Day or any Business Day after 5:00 p.m. (addressee’s local time) shall be deemed to have been received at 9:00 a.m. (addressee’s local time) on the next Business Day unless the notice is required by this Agreement to be delivered within a number of hours or calendar days), addressed as follows (or at such other address, email address or facsimile number for a party as shall be specified by like notice):

(a)         if to Parent or Merger Sub, to:

GTCR, LLC
300 N. LaSalle Street, Suite 5600
Chicago, IL 60654
Attention:  Collin E. Roche
Facsimile:  (312) 382-3614
Email:  croche@gtcr.com

with a copy (which shall not constitute notice) to each of:

Skadden, Arps, Slate, Meagher & Flom LLP
4 Times Square
New York, NY 10036
Attention:  Thomas H. Kennedy
Richard C. Witzel, Jr.
Facsimile:  (917) 777-2526
Email:  Thomas.Kennedy@skadden.com
Richard.Witzel@skadden.com

Herzog Fox & Neeman
Asia House, 4 Weizmann St.
Tel Aviv 64239
Israel
Attention:  Hanan O. Haviv
Facsimile:  +972 (3) 696 6464
Email:  havivh@hfn.co.il

if to the Company, to:

Fundtech Ltd.
c/o Fundtech Corporation
30 Montgomery Street, Suite 501
Jersey City, New Jersey 07302
Attention:  General Counsel
Facsimile:  (201) 946-1313
Email:  joseph.aulenti@fundtech.com

with a copy (which shall not constitute notice) to each of:

Kirkland & Ellis LLP
601 Lexington Avenue
New York, New York 10022
Attention:  David Fox
William B. Sorabella
Facsimile:  (212) 446-6460
E-mail:  david.fox@kirkland.com
william.sorabella@kirkland.com

Kramer Levin Naftalis & Frankel LLP
1177 Avenue of the Americas
New York, New York 10036
Attention:  Scott Rosenblum
Richard Gilden
Facsimile:  (212) 715-8411
Email:  srosenblum@kramerlevin.com
rgilden@kramerlevin.com

Meitar Liquornik Geva & Leshem Brandwein
16 Abba Hillel Street
Ramat Gan 52506
Israel
Attention:  Clifford M. J. Felig
Facsimile:  +972 (3) 610-3757
Email:  cfelig@meitar.com

9.3         Construction.  For the purposes of this Agreement, except as otherwise expressly provided herein or unless the context otherwise requires: (i) words using the singular or plural number also include the plural or singular number, respectively, and the use of any gender herein shall be deemed to include the other genders; (ii) references herein to “Articles,” “Sections,” “subsections” and other subdivisions, without reference to a document are to the specified Articles, Sections, subsections and other subdivisions of this Agreement; (iii) a reference to a subsection or other subdivision without further reference to a Section is a reference to such subsection or subdivision as contained in the same Section in which the reference appears; (iv) the words “herein,” “hereof,” “hereunder,” “hereby” and other words of similar import refer to this Agreement as a whole and not to any particular provision; (v) the words “include,” “includes” and “including” are deemed to be followed by the phrase “without limitation”; (vi) all accounting terms used and not expressly defined herein have the respective meanings given to them under GAAP, as applicable; and (vii) any reference herein to any Law or legal requirement (including to any statute, ordinance, code, rule, regulation, or any provision thereof) shall be deemed to include reference to such Law and or to such legal requirement, as amended, and any legal requirements promulgated thereunder or successor thereto.  It is understood and agreed that, in the absence of compelling legal authority to the contrary, the Company, the Board of Directors of the Company and the Company’s outside legal counsel shall be entitled to rely on and deem applicable to the Company and the Board of Directors of the Company the Law applicable to corporations incorporated in Delaware for purposes of making the conclusions contemplated by Section 6.6 (and providing advice with respect thereto) relating to the fiduciary obligations of such Person for purposes of this Agreement, and that references to the “fiduciary duties” of the Board of Directors of the Company and other terms of similar import shall, for purposes of this Agreement, include reference to such Delaware Law.  The immediately preceding sentence is intended only to govern the contractual rights of the parties to this Agreement; it being understood and agreed that nothing in this Agreement is intended to modify any fiduciary duties of the Company’s Board of Directors under applicable Law or give rise to any breach or violation of this Agreement on the part of the Company by reason of the fact that the Board of Directors of the Company has complied with the Law of the State of Israel, rather than the Delaware Law, governing the duties owed by a director of a company formed under the Laws of the State of Israel to such company, its shareholders or any other Person.

9.4         Headings; Table of Contents.  Headings of the Articles and Sections of this Agreement are for convenience of the parties only and shall be given no substantive or interpretive effect whatsoever.  The table of contents to this Agreement is for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

9.5         Mutual Drafting.  The parties hereto agree that they have jointly drafted and have been represented by counsel during the negotiation and execution of this Agreement and, therefore, waive the application of any Law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document.

9.6         Disclosure Schedules.  All capitalized terms not defined in the Company Disclosure Schedule shall have the meanings assigned to them in this Agreement.  Each representation and warranty of the Company in this Agreement is made and given, and the covenants are agreed to, subject to the disclosures and exceptions set forth on the Company Disclosure Schedule.  The disclosure of any matter in any section of the Company Disclosure Schedule shall be deemed to be a disclosure by the Company for all purposes of this Agreement and all other sections of the Company Disclosure Schedule to which such disclosure reasonably would be inferred.  The listing of any matter on the Company Disclosure Schedule shall expressly not be deemed to constitute an admission by the Company, or to otherwise imply, that any such matter is material, is required to be disclosed by the Company under this Agreement or falls within relevant minimum thresholds or materiality standards set forth in this Agreement.  No disclosure in the Company Disclosure Schedule relating to any possible breach or violation by the Company of any Contract or Law shall be construed as an admission or indication that any such breach or violation exists or has actually occurred.  In no event shall the listing of any matter in the Company Disclosure Schedule be deemed or interpreted to expand the scope of the Company’s representations, warranties and/or covenants set forth in this Agreement.  On the date of this Agreement, the Company shall be entitled to update the Company Disclosure Schedule relating to the representations and warranties set forth in Article III to reflect factors, circumstances or events first arising or, in the case of representations given to the knowledge of the Company, becoming known to the Company between the Determination Date and the date of this Agreement by providing Parent with written notice setting forth the update and specifying the section or sections of the Company Disclosure Schedule to be updated thereby.  Any such updates shall not modify the Company Disclosure Schedule for purposes of determining whether the Company’s representations and warranties are true and correct on and as of the Closing Date in connection with the conditions set forth in Section 7.3(a).

9.7         Counterparts; Facsimile and Electronic Signatures.  This Agreement may be executed in one or more counterparts, each of which shall be deemed an original but all of which together will constitute one and the same instrument and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other party, it being understood that all parties need not sign the same counterpart.  This Agreement or any counterpart may be executed and delivered by facsimile copies or delivered by electronic communications by portable document format (.pdf), each of which shall be deemed an original.

9.8         Entire Agreement; Third Party Beneficiaries.   This Agreement and the documents and instruments and other agreements among the parties hereto as contemplated by or referred to herein, including the Non-Disclosure Agreement, the Company Disclosure Schedule and the Guaranty: (a) constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof (provided that (i) the provisions of Section 6.8 shall supersede any conflicting provision of the Non-Disclosure Agreement, (ii) the first sentence of Section 9 of the Non-Disclosure Agreement is hereby amended and restated in its entirety to read as set forth in the first sentence of Section 9.14 hereof and (iii) the Non-Disclosure Agreement is hereby amended to incorporate by reference Section 9.15 and Section 9.16 hereof as if fully set forth therein); and (b) except (i) the third party beneficiaries contemplated by Section 6.10, (ii) the right of the Company, on behalf of its shareholders, to pursue damages (including damages for the loss of economic benefits) on their behalf in the event of Parent’s breach of this Agreement (subject, for the avoidance of doubt, to the limitations expressly provided herein, including those limitations set forth in Section 9.11 and Section 9.12) and (iii) from and after the Effective Time, the right of the holders of Company Shares and Company Stock Options to receive the applicable Merger Consideration, nothing in this Agreement shall confer upon any other Person any rights or remedies hereunder; provided, however, that the Parent Parties and the Company Parties shall be considered third party beneficiaries with respect to Sections 8.3, 9.10, 9.12, 9.15 and 9.16, as and to the extent applicable.

9.9         Amendment.  At any time prior to the Effective Time, any provision of this Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and signed, in the case of an amendment, by the Company, Parent and Merger Sub or, in the case of a waiver, by the party against whom the waiver is to be effective; provided, however, that after receipt of Company Shareholder Approval, if any such amendment or waiver shall by applicable Law or in accordance with the rules and regulations of Nasdaq or TASE require further approval of the shareholders of the Company, the effectiveness of such amendment or waiver shall be subject to the approval of the shareholders of the Company.  Notwithstanding the foregoing, no failure or delay by the Company or Parent in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any right hereunder.

9.10       Severability.  If any provision of this Agreement is held to be illegal, invalid or unenforceable under any present or future Law, and if the rights or obligations of any party hereto under this Agreement will not be materially and adversely affected thereby, (a) such provision will be fully severable, (b) this Agreement will be construed and enforced as if such provision had never comprised a part hereof, (c) the remaining provisions of this Agreement will remain in full force and effect and will not be affected by such provision or its severance herefrom and (d) in lieu of such provision, there will be added automatically as a part of this Agreement a legal, valid and enforceable provision as similar in terms to such provision as may be possible.  Notwithstanding the foregoing, the parties intend that the provisions of Article VIII, Section 9.11 and 9.12, including the remedies, and limitations thereon, be construed as integral provisions of this Agreement and that such provisions, remedies and limitations shall not be severable in any manner that diminishes a party’s rights hereunder or increases a party’s liability or obligations hereunder or under any agreement entered into in connection with the transactions contemplated by this Agreement.

9.11       Remedies; Specific Performance.

(a)         The parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that the parties hereto do not perform the provisions of this Agreement (including failing to take such actions as are required of it hereunder in order to consummate this Agreement) in accordance with its specified terms or otherwise breach such provisions.  Accordingly, the parties acknowledge and agree that, prior to the valid termination of this Agreement pursuant to Article VIII, the parties shall be entitled, in addition to any other remedy to which they are entitled under the terms of this Agreement at law or in equity, to an injunction, specific performance and other equitable relief to prevent or restrain breaches, or threatened or imminent breaches, of this Agreement and to enforce specifically the terms and provisions hereof, except as provided in Section 9.11(b) or 9.11(c).

(b)         Notwithstanding Section 9.11(a), it is expressly agreed that the Company shall be entitled to an injunction, specific performance or other equitable relief, in each case to enforce, or to cause Parent to enforce subject to the terms of this Agreement, the terms of the Equity Financing, if, and only if, (i) all of the conditions set forth in Sections 7.1 and 7.3 have been satisfied (other than those conditions that by their terms are to be satisfied by actions taken at the Closing, each of which is capable of being satisfied at the Closing), (ii) the Debt Financing has been funded or will be funded at the Closing if the Equity Financing is funded at the Closing, (iii) Parent and Merger Sub fail to complete the Closing in accordance with Section 2.2 and (iv) the Company has irrevocably confirmed in a written notice to Parent that if specific performance is granted and the Equity Financing and Debt Financing are funded it stands ready, willing and able to consummate the Merger (subject, for the avoidance of doubt, to Parent depositing with the Paying Agent sufficient funds for payment of the aggregate Merger Consideration in accordance with Section 2.4).  For the avoidance of doubt, in no event shall the Company be entitled to enforce or seek to enforce specifically Parent’s obligation to cause the Equity Financing to be funded or to complete the Merger if the Debt Financing has not been funded (or will not be funded at the Closing if the Equity Financing is funded at the Closing).

(c)         Notwithstanding Section 9.11(a), it is expressly agreed that the Company shall be entitled to an injunction, specific performance or other equitable relief, in each case to cause Parent to enforce subject to the terms of this Agreement the terms of the Debt Financing under the Debt Commitment Letters (or any amendment, modification or replacement thereof), if, and only if, (i) all of the conditions set forth in Sections 7.1 and 7.3 have been satisfied (other than those conditions that by their terms are to be satisfied by actions taken at the Closing, each of which is capable of being satisfied at the Closing), (ii) Parent and Merger Sub fail to complete the Closing in accordance with Section 2.2 and (iii) all of the conditions to the consummation of the Debt Financing have been satisfied (other than those conditions that by their terms are to be satisfied by actions taken at the Closing, each of which is capable of being satisfied at the Closing).

(d)         Each party agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief when expressly available pursuant to this Section 9.11 on the basis that (i) there is adequate remedy at law or (ii) an award of specific performance is not an appropriate remedy for any reason at law or equity. Any party seeking an injunction or injunctions to prevent breaches of this Agreement when expressly available pursuant to the terms of this Agreement and to enforce specifically the terms and provisions of this Agreement when expressly available pursuant to this Section 9.11 shall not be required to provide any bond or other security in connection with any such order or injunction.

(e)         The parties hereto agree that the commencement of any Action pursuant to this Section 9.11 shall not restrict or limit any party’s right to terminate this Agreement in accordance with the terms of Section 8.1 or, subject to Section 9.12, pursue any other remedies under this Agreement that may be available then or thereafter.

9.12       Maximum Recourse; Limitation on Liability.

(a)        Company Parties Maximum Liability.  Notwithstanding anything in this Agreement to the contrary, but subject to Section 9.11, the maximum aggregate liability of the Company, its Subsidiaries or any of their respective Affiliates and any of the former, current and future holders of any equity, partnership or limited liability company interest, controlling persons, directors, officers, employees, agents, attorneys, Affiliates, members, managers, general or limited partners, stockholders or assignees of any of the foregoing (collectively, the “Company Parties”) for monetary damages in connection with this Agreement, any agreement entered into in connection herewith (other than the Non-Disclosure Agreement) or any of the transactions contemplated hereby and thereby shall be limited to (x) $75,000,000 plus (y) solely to the extent the Company is required to pay to Parent the Parent Reimbursement Fee pursuant to Section 8.3, the unpaid portion of the Parent Reimbursement Fee required to be paid by the Company pursuant to Section 8.3 (collectively, the “Company Liability Cap”), and in no event shall Guarantor, Parent or Merger Sub seek or obtain, nor shall they permit any other Parent Party, their respective Representatives or any other Person on its or their behalf to seek or obtain, nor shall any Person be entitled to seek or obtain, any monetary recovery or award in excess of the Company Liability Cap against the Company Parties, and in no event shall any of the Parent Parties be entitled to seek or obtain any monetary damages of any kind (including direct, consequential, special, indirect or punitive damages) in excess of the Company Liability Cap against the Company Parties, in each case, with respect to this Agreement, any agreement entered into in connection herewith or the transactions contemplated hereby and thereby (including any breach by the Company), the termination of this Agreement, the failure to consummate the transactions contemplated by this Agreement or any claims or actions under applicable Law arising out of any such breach, termination or failure; provided, however, that in no event shall any Parent Party be entitled to both (x) the receipt of the Company Termination Fee, the Parent Reimbursement Fee (to the extent applicable), the fees contemplated under Section 8.3(c)(iv) or recovery of monetary damages against any of the Company Parties and (y) injunction, specific performance or other equitable relief pursuant to Section 9.11 causing the Merger to be consummated; provided, further, that nothing in this Section 9.12(a) shall be construed to limit in any way the remedies available to Parent (or any other Parent Party, to the extent applicable) pursuant to the Non-Disclosure Agreement.

(b)        Parent Parties Maximum Liability.  Notwithstanding anything in this Agreement to the contrary, but subject to Section 9.11, the maximum aggregate liability of Parent, Merger Sub or the Guarantor, the former, current and future holders of any equity, partnership or limited liability company interest, controlling persons, directors, officers, employees, agents, attorneys, Affiliates, affiliated (or commonly advised) funds, members, managers, general or limited partners, stockholders, assignees of Parent, Merger Sub or the Guarantor or any financing sources or the former, current, or future Affiliates or Representatives of the financing sources under the Financing Commitments (collectively, the “Parent Parties”) for monetary damages in connection with this Agreement, any agreement entered into in connection herewith (other than the Non-Disclosure Agreement) or any of the transactions contemplated hereby or thereby (including the Financing and the Guaranty) shall be limited to the amount of the Parent Termination Fee, and in no event shall the Company seek or obtain, nor shall it permit any other Company Party, their respective Representatives or any other Person on its or their behalf to seek or obtain, nor shall any Person be entitled to seek or obtain, any monetary recovery or award in excess of the amount of the Parent Termination Fee against the Parent Parties, and in no event shall the Company Parties be entitled to seek or obtain any monetary damages of any kind (including direct, consequential, special, indirect or punitive damages) in excess of the amount of the Parent Termination Fee against the Parent Parties, in each case, with respect to this Agreement, any agreement entered into in connection herewith, including the Guaranty, or the transactions contemplated hereby and thereby (including, any breach by Guarantor, Parent or Merger Sub), the termination of this Agreement, the failure to consummate the transactions contemplated by this Agreement or any claims or actions under applicable Law arising out of any such breach, termination or failure; provided, however, that in no event shall any of the Company Parties be entitled to both (x) the receipt of the Parent Termination Fee or recovery of monetary damages against any of the Parent Parties and (y) injunction, specific performance or other equitable relief pursuant to Section 9.11 causing the Merger to be consummated; provided, further, that nothing in this Section 9.12(b) shall be construed to limit in any way the remedies available to the Company (or any other Company Party, to the extent applicable) pursuant to the Non-Disclosure Agreement.

(c)         Termination Fees.  Notwithstanding anything to the contrary in this Agreement, (x) if Parent receives the fees contemplated under Section 8.3(c)(iv) from or on behalf of the Company, then any such payment shall be the sole and exclusive remedy (except with respect to any remedy under the Non-Disclosure Agreement) of the Parent Parties against the Company Parties and none of the Company Parties shall have any further liability or obligation relating to or arising out of this Agreement, any agreement entered into in connection herewith (other than the Non-Disclosure Agreement) or the transactions contemplated hereby or thereby, (y) if the Company receives the Parent Termination Fee from or on behalf of Parent, such payment shall be the sole and exclusive remedy (except with respect to any remedy under the Non-Disclosure Agreement) of the Company Parties against any of the Parent Parties and none of the Parent Parties shall have any further liability or obligation relating to or arising out of this Agreement, any agreement entered into in connection herewith (other than the Non-Disclosure Agreement) or the transactions contemplated hereby or thereby, or (z) (A) if any Parent Party receives any payments from or on behalf of the Company in respect of any breach of this Agreement, and thereafter Parent is entitled to receive the fees contemplated under Section 8.3(c)(iv) from the Company, then the amount of such fees shall be reduced by the aggregate amount of any payments made by the Company to the Parent Parties in respect of any such breaches of this Agreement, or (B) if any Company Party receives any payments from or on behalf of Guarantor, Parent or Merger Sub in respect of any breach of this Agreement, and thereafter the Company is entitled to receive the Parent Termination Fee from Parent, then the amount of the Parent Termination Fee shall be reduced by the aggregate amount of any payments made by Guarantor, Parent or Merger Sub to the Company Parties in respect of any such breaches of this Agreement.

(d)         Non-Recourse Parties.  The Company acknowledges and agrees that the sole and exclusive direct or indirect remedies of the Company Parties against the Parent Parties relating to or arising out of this Agreement, any agreement executed in connection herewith, including the Financing and the Guaranty, or the transactions contemplated hereby or thereby shall be limited to (i) claims against Parent or Merger Sub pursuant to this Agreement for the remedies hereunder, but subject to the limitations expressly provided herein, including those limitations set forth in Section 9.11 and this Section 9.12, (ii) claims against the Guarantor under the Guaranty for any of the Guaranteed Obligations (as defined in the Guaranty), but subject to the limitations therein, (iii) claims by the Company to specifically enforce the Equity Commitment Letter in accordance with its terms, but subject to the limitations therein and (iv) claims against the Guarantor under the Non-Disclosure Agreement.  Notwithstanding anything to the contrary in this Agreement, in no event shall any Parent Party have any liability for monetary damages to any Company Party relating to or arising out of this Agreement, the agreements entered into in connection herewith, including the Financing and the Guaranty, or the transactions contemplated hereby or thereby, other than (x) the Guarantor’s obligations under the Guaranty, but subject to the limitations described therein, (y) the Guarantor’s obligations under the Non-Disclosure Agreement and (z) the obligations of Parent and Merger Sub to the extent expressly provided herein.  In no event shall the Company seek or obtain, nor shall it permit any other Company Party, their respective Representatives or any other Person on its or their behalf to seek or obtain, nor shall any Person be entitled to seek or obtain, any monetary recovery or monetary award against any Parent Party with respect to, this Agreement, any agreement entered into in connection herewith (other than the Non-Disclosure Agreement), including the Financing and the Guaranty, or the transactions contemplated hereby and thereby (including any breach by Guarantor, Parent or Merger Sub), the termination of this Agreement, the failure to consummate the transactions contemplated by this Agreement or any claims or actions under applicable Law arising out of any such breach, termination or failure, other than from Parent or Merger Sub to the extent provided for in this Agreement or the Guarantor to the extent provided for in the Guaranty or the Non-Disclosure Agreement, as applicable.  Immediately following receipt by the Company of the Parent Termination Fee or monetary damages in an aggregate amount equal to the Parent Termination Fee paid by the Guarantor, Parent or Merger Sub, the Company shall use reasonable best efforts to cause all Company Parties to dismiss with prejudice any judicial or arbitral proceeding initiated by any of them with respect to this Agreement, the agreements entered into in connection herewith (other than the Non-Disclosure Agreement), including the Guaranty, or the transactions contemplated hereby or thereby against any Parent Party.  For the avoidance of doubt, except with respect to the Non-Disclosure Agreement, in no event shall any Parent Party be subject to, nor shall any Company, seek to recover, nor shall they accept, monetary damages in excess of the Parent Termination Fee (it being understood that this limitation shall apply in the aggregate to all Company Parties).

9.13       Assignment.  No party hereto may assign either this Agreement or any of its rights, interests, or obligations hereunder without the prior written approval of the other parties.  Subject to the preceding sentence, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns.

9.14       Applicable Law.  This Agreement shall be governed by and construed and enforced in accordance with the Laws of the State of New York, without giving effect to any choice of law or conflict of law provision or rule that would cause the application of the Laws of any other jurisdiction; provided, however, that any matter involving the internal corporate affairs of the Company or any party hereto shall be governed by the provisions of the jurisdictions of its incorporation.  The rights of the shareholders of the Company and the provision of this Agreement that relate to Company Shareholder Approval and the Merger that are required under Laws of the State of Israel to be governed by the Laws of the State of Israel shall be governed by the Laws of the State of Israel.

9.15       CONSENT TO JURISDICTION AND SERVICE OF PROCESS.  EACH PARTY HERETO CONSENTS TO THE EXCLUSIVE JURISDICTION OF ANY STATE OR FEDERAL COURT LOCATED WITHIN THE COUNTY OF NEW YORK IN THE STATE OF NEW YORK AND IRREVOCABLY AGREES THAT ALL ACTIONS OR PROCEEDINGS RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY MAY BE LITIGATED ONLY IN SUCH COURTS.  THE PARTIES FURTHER AGREE, WITHOUT IN ANY WAY LIMITING SECTION 9.12, THAT ANY STATE OR FEDERAL COURT LOCATED WITHIN THE COUNTY OF NEW YORK IN THE STATE OF NEW YORK SHALL HAVE EXCLUSIVE JURISDICTION OVER ANY ACTION BROUGHT AGAINST ANY FINANCING SOURCE UNDER THE FINANCING COMMITMENTS OR ANY OF THEIR RESPECTIVE AFFILIATES IN CONNECTION WITH THE TRANSACTIONS CONTEMPLATED UNDER THIS AGREEMENT.  EACH PARTY HERETO ACCEPTS FOR ITSELF AND IN CONNECTION WITH ITS RESPECTIVE PROPERTIES, GENERALLY AND UNCONDITIONALLY, THE JURISDICTION OF SUCH COURTS AND WAIVES ANY DEFENSE OF FORUM NON CONVENIENS, AND IRREVOCABLY AGREES TO BE BOUND BY ANY JUDGMENT RENDERED THEREBY IN CONNECTION WITH THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.  EACH PARTY HERETO IRREVOCABLY CONSENTS TO THE SERVICE OF PROCESS OUT OF ANY OF SUCH COURTS IN ANY SUCH ACTION OR PROCEEDING BY THE MAILING OF COPIES THEREOF BY REGISTERED OR CERTIFIED MAIL, POSTAGE PREPAID, TO SUCH PARTY AT THE ADDRESS SPECIFIED IN THIS AGREEMENT, SUCH SERVICE TO BECOME EFFECTIVE FIFTEEN (15) CALENDAR DAYS AFTER SUCH MAILING.  NOTHING HEREIN SHALL IN ANY WAY BE DEEMED TO LIMIT THE ABILITY OF EITHER PARTY HERETO TO SERVE ANY SUCH LEGAL PROCESS, SUMMONS, NOTICES AND DOCUMENTS IN ANY OTHER MANNER PERMITTED BY APPLICABLE LAW.  NOTHING HEREIN SHALL LIMIT THE ABILITY OF EITHER PARTY TO APPLY TO ISRAELI COURTS FOR THE ENFORCEMENT OF ANY JUDGMENT RENDERED IN ANY STATE OR FEDERAL COURT LOCATED WITHIN THE COUNTY OF NEW YORK IN THE STATE OF NEW YORK IN ACCORDANCE WITH THE LAW OF ENFORCEMENT OF FOREIGN JUDGMENTS OF 1958 OR OTHERWISE.

9.16       WAIVER OF JURY TRIAL.  EACH OF PARENT, MERGER SUB AND THE COMPANY HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT, BUT WITHOUT IN ANY WAY LIMITING THE COMPANY’S OBLIGATIONS UNDER SECTION 9.12, ANY OF THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT (INCLUDING ANY SUCH ACTION INVOLVING THE FINANCING SOURCES UNDER THE FINANCING COMMITMENTS OR ANY OF THEIR RESPECTIVE AFFILIATES) OR THE ACTIONS OF PARENT, MERGER SUB OR THE COMPANY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT HEREOF.

*    *    *    *    *

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their duly authorized respective officers as of the date first written above.

US FT PARENT, INC.

By:	/s/ Collin Roche
Name:	Collin Roche
Title:	President and Chief Executive
Officer

F.T. ISRAELI MERGERCO LTD.

By:	/s/ Collin Roche
Name:	Collin Roche
Title:	Director

FUNDTECH LTD.

By:	/s/ Reuven Ben-Menachem
Name:	Reuven Ben-Menachem
Title:	CEO

[Signature Page to Agreement and Plan of Merger]